Exhibit 99.2

SHARE PURCHASE AGREEMENT

BY AND BETWEEN

INTELSAT S.A.

AND

SOFTBANK GROUP CORP.

AND, SOLELY FOR THE LIMITED PURPOSES SET FORTH HEREIN,

WORLDVU SATELLITES LIMITED

DATED AS OF FEBRUARY 28, 2017

i

ii

EXHIBITS AND SCHEDULES

Schedule A – Knowledge of Company

Exhibit A – Legal Opinion

Exhibit B – Form of Subscription Agreement

Exhibit C – Form of Registration Rights Agreement

Company Disclosure Letter

iii

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of February 28, 2017 (this “Agreement”), is by and between Intelsat S.A., a public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg (“Company”), and SoftBank Group Corp., a Japan corporation (“Purchaser”) and, solely for purposes of Section 5.9(b), Section 7.4 and Article 9, Target (as defined below). Each of Company and Purchaser and, with respect to Section 5.9(b), Section 7.4 and Article 9, Target, is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, Company is concurrently herewith entering into a Combination Agreement, dated as of the date hereof (the “Combination Agreement”), with Target, pursuant to which Target will merge with and into Company (such merger transaction, the “Merger”), with Company being the surviving company (société absorbante) (“Target” shall refer to, (i) as of the date hereof until the completion of the Company Redomiciliation by Share Exchange, WorldVu Satellites Limited, a private limited company registered under the laws of Jersey, Channel Islands (the “Jersey Company”) and (ii) from and after the completion of the Company Redomiciliation by Share Exchange, OneWeb Luxembourg S.A. or OneWeb Luxembourg S.a.r.l., a newly formed Luxembourg société à responsabilité limitée or société anonyme (the “Luxembourg Company”));

WHEREAS, on the terms and subject to the conditions set forth herein, and in furtherance of the transactions contemplated by the Combination Agreement, substantially concurrently with the closing of the Merger (the “Merger Closing”), Purchaser desires to subscribe for and purchase, and Company desires to issue to Purchaser, (i) common shares, US$0.01 nominal value per share (“Common Shares”), of Company and (ii) shares of Company’s newly classified Series B convertible redeemable non-voting preferred shares, US$0.01 nominal value per share (“Series B Preferred Shares”); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the execution of this Agreement and to prescribe various conditions to the subscription, purchase and issuance of the Common Shares and the Series B Preferred Shares.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1.

DEFINITIONS

Section 1.1 Definitions.

(a) Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Combination Agreement. For purposes of this Agreement:

“Assignee Subscription Price” means a dollar amount equal to (a) the aggregate number of Common Shares purchased by Non-Affiliate Assignees pursuant to Section 9.9, multiplied by (b) US$5.00.

“CFIUS Clearance” means (i) the receipt of a written notification issued by CFIUS that it has determined that the transactions contemplated by this Agreement and the Combination Agreement are not a “covered transaction” or “covered transactions” under Section 721, or (ii) the receipt of a written notification from CFIUS that it has completed its review (or, if applicable, investigation) of the SoftBank Investment and the other transactions contemplated by this Agreement and the Combination Agreement under Section 721 and determined that there are no unresolved national security concerns with respect to the SoftBank Investment and the other transactions contemplated by this Agreement and the Combination Agreement, or (iii) that, following an investigation, CFIUS has reported the SoftBank Investment and the other transactions contemplated by this Agreement and the Combination Agreement to the President of the United States and the President of the United States has declined to exercise his authorities under Section 721 to suspend or prohibit the transactions contemplated by this Agreement and the Combination Agreement.

“Company Articles” means the Absorbing Company Articles (as defined in the Combination Agreement).

“Company Benefit Plans” means the Absorbing Company Benefit Plans (as defined in the Combination Agreement).

“Company Board” means the board of directors of Company.

“Company Intellectual Property” means Absorbing Company Intellectual Property (as defined in the Combination Agreement).

“Company Properties” means Absorbing Company Properties (as defined in the Combination Agreement).

“Company Shareholder Approval” means the Absorbing Company Shareholder Approval (as defined in the Combination Agreement).

“Company Shareholder Meeting” means the Absorbing Company Shareholder Meeting (as defined in the Combination Agreement).

“Company Subsidiary” means any Subsidiary of Company.

“Foreign Communication Laws” means any statutes, laws, rules, regulations or policies of any non-U.S. Governmental Authority related to the regulation of electronic communications by wire or radio, including satellite communications.

“Intercompany Agreements” means the Intercompany Agreements (as defined in the Combination Agreement), together with the Purchaser-Company Capacity Purchase Agreement.

“Knowledge” means, with respect to Company, the actual knowledge of the persons named in Schedule A.

“Luxembourg Share Deed of Acknowledgement” means a deed of acknowledgement with respect to the issuance of the Purchased Shares which will be duly adopted before an appropriate notary in Luxembourg, filed with the Luxembourg trade and companies register and published with the RESA.

“Material Adverse Effect” means Absorbing Company Material Adverse Effect (as defined in the Combination Agreement).

“Permitted Liens” means Absorbing Company Permitted Liens (as defined in the Combination Agreement).

“Purchaser-Company Capacity Purchase Agreement” means an agreement between Purchaser and Company (or a Company Subsidiary) providing for, among other things, the purchase by Purchaser of satellite capacity from Company and its Affiliates.

“Purchaser-Target Capacity Purchase Agreement” means the SoftBank-Company Capacity Purchase Agreement (as defined in the Combination Agreement).

“Regulatory Conditions” means the closing conditions set forth in Section 6.1(a) (solely to the extent relating to an Order arising under or with respect to the HSR Act or the Antitrust Laws of the United States, Germany or Mexico, Section 721, NISPOM or ITAR), Section 6.1(d), Section 6.1(e), Section 6.1(f) and Section 6.1(g).

“Target Meeting Documents” means Company Meeting Documents (as defined in the Combination Agreement).

“Target Shareholder Meeting” means Company Shareholder Meeting (as defined in the Combination Agreement).

“U.S. Tax Form(s)” means, if Purchaser or its permitted assignee (as the case may be) is a “United States person” for U.S. federal income tax purposes, a properly completed and validly executed IRS Form W-9, and, if Purchaser or its permitted assignee (as the case may be) is not a “United States person” for U.S. federal income tax purposes, a properly completed and validly executed applicable IRS Form(s) W-8; provided that if Purchaser or its permitted assignee (as the case may be) is an entity disregarded as separate from its owner for U.S. federal income tax purposes, such IRS Forms W-9 and W-8, as appropriate, shall be properly completed and validly executed by the Person treated, for U.S. federal income tax purposes, as the sole owner of Purchaser or its permitted assignee (as the case may be).

(b) The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition
2015 Lux Tax Return	Section 3.12(d)
Affiliate Assignees	Section 9.9
Aggregate Subscription Price	Section 2.1
Agreement	Preamble
Alternative Transaction Proposal	Section 5.15(a)
Burdensome Condition	Section 5.5(i)
Closing	Section 2.2
Combination Agreement	Recitals
Common Share Subscription Price	Section 2.1
Common Shares	Recitals
Company	Preamble
Company 2008 Plan	Section 3.3(a)
Company 2013 Plan	Section 3.3(a)
Company Benefit Plans	Section 3.13(a)
Company Creators	Section 3.14(e)
Company Customer Contract	Section 3.17(b)
Company Disclosure Letter	Article 3
Company Earth Stations	Section 3.27(c)
Company Equity Awards	Section 3.3(e)
Company Equity Plans	Section 3.3(a)
Company Government Bid	Section 3.20(a)
Company Government Contract	Section 3.20(a)
Company Insurance Policies	Section 3.21
Company License-In Agreements	Section 3.14(c)
Company Material Contract	Section 3.17(b)
Company Meeting Documents	Section 5.2(a)
Company Permits	Section 3.6(a)
Company-Purchaser Capacity Purchase Agreement	Section 2.4
Company Related Parties	Section 3.26
Company Satellite	Section 3.27(a)
Company SEC Documents	Section 3.7(a)
Company Shareholder Approval	Section 3.22
Company Terminating Breach	Section 7.1(d)
DDTC	Section 3.5(b)
Early Outside Date	Section 7.1(e)
FCC	Section 3.5(b)
HSR Act	Section 3.5(b)

IFRS	Section 5.16
Interim Period	Section 5.1(a)
Internal Controls	Section 3.7(d)
Jersey Company	Recital
Listing	Section 5.7
Luxembourg Company	Recital
Merger	Recitals
Merger Closing	Recitals
Merger Press Release	Section 5.4
Non-Affiliate Assignee	Section 9.9
OFAC	Section 3.18(d)
Outside Date	Section 7.1(b)
Party(ies)	Preamble
pdf	Section 9.4
Preferred Share Subscription Price	Section 2.1
Purchased Common Shares	Section 2.1
Purchased Preferred Shares	Section 2.1
Purchased Shares	Section 2.1
Purchaser	Preamble
Purchaser Terminating Breach	Section 7.1(c)
Registration Rights Agreement	Section 2.3
Satellite Operator	Section 5.15(a)
Series B Preferred Shares	Recitals
SoftBank Investment	Section 2.1
Target	Recitals
Written Noteholder Communications	Section 5.13

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” unless the context expressly provides otherwise;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(e) references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section;

(f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h) references to a Person are also to its successors and permitted assigns;

(i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise and, except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”;

(j) any reference to Company or the Company Subsidiaries in any representation or warranty, or any covenant or agreement to the extent contemplating performance prior to the Effective Time, or any condition to Closing, does not include the Target or its Subsidiaries; and

(k) all uses of currency or the symbol “$” in this Agreement refer to U.S. dollars, unless otherwise indicated.

ARTICLE 2.

SUBSCRIPTION AND ISSUANCE

Section 2.1 Subscription and Issuance of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser will subscribe for and purchase and Company will issue to Purchaser (the “SoftBank Investment”), (a) a number of Common Shares such that Purchaser shall own 39.9% of the outstanding voting Common Shares immediately following the Closing and the Merger Closing (which 39.9% of outstanding voting Common Shares, the Parties acknowledge and agree, shall be calculated without reference to any Common Shares that are held by Company or any Company Subsidiary), rounded down to the nearest whole Common Share (the “Purchased Common Shares”), for an aggregate subscription price (the “Common Share Subscription Price”) equal to (i) the number of Purchased Common Shares, multiplied by (ii) US$5.00 and (b) a number of Series B Preferred Shares equal to (i) (x) the Aggregate Subscription Price, less (y) the Common Share Subscription Price, less (z) the Assignee Subscription Price (if any), divided by (ii) US$5.00, rounded down to the nearest whole share (the “Purchased Preferred Shares” and, together with the Purchased Common Shares, the “Purchased Shares”) for an aggregate subscription price (the “Preferred Share Subscription Price”) equal to (A) the number of Purchased Preferred Shares, multiplied by (B) US$5.00, such amount to be paid in full, in cash, to Company at the Closing. The “Aggregate Subscription Price” means a cash amount in immediately available funds equal to US$1,730,000,000.00.

Section 2.2 Closing. The closing (the “Closing”) of the SoftBank Investment will take place (a) at the offices of Morrison & Foerster LLP, 2000 Pennsylvania Avenue, NW, Washington, DC 20006 at 7:59 a.m. local time on the Closing Date after all the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) at such time, date and place as otherwise mutually agreed by the Parties.

Section 2.3 Closing Actions. To effect the SoftBank Investment, upon the terms and subject to the conditions set forth in this Agreement, at the Closing: (a) Purchaser shall (i) pay or cause to be paid the Aggregate Subscription Price (less the Assignee Subscription Price, solely to the extent paid at the Closing to Company by the applicable Non-Affiliate Assignees for Common Shares purchased by such Non-Affiliate Assignees pursuant to Section 9.9), in immediately available U.S. funds via wire transfer to an account designated by Company, (ii) execute and deliver to Company the Subscription Agreement, substantially in the form attached hereto as Exhibit B, and cause each Non-Affiliate Assignee (if any) and Affiliate Assignee (if any) to execute and deliver to Company the Subscription Agreement, substantially in the form attached hereto as Exhibit B, (iii) execute and deliver to Company the Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (the “Registration Rights Agreement”) and (iv) deliver the applicable U.S. Tax Form(s) to Company or Company’s applicable withholding agent and cause each Non-Affiliate Assignee (if any) and Affiliate Assignee (if any) to deliver the applicable U.S. Tax Form(s) to Company or Company’s applicable withholding agent; and (b) Company shall, (x) immediately following payment therefor, deliver or cause to be delivered to Purchaser and any applicable Non-Affiliate Assignees or Affiliate Assignees the applicable Purchased Shares in registered form or evidence of book-entry notation, registered in the name of Purchaser, or the name of the applicable Non-Affiliate Assignee or Affiliate Assignee, of the applicable Purchased Shares, (y) execute and deliver to Purchaser the Registration Rights Agreement and (z) execute and deliver to Purchaser the Subscription Agreement, substantially in the form attached hereto as Exhibit B.

Section 2.4 Capacity Purchase Agreements and Intercompany Agreements. Purchaser and Company hereby agree, effective as of the Closing, to the terms set forth on Schedule 2.4 (together with any additional terms mutually agreed upon pursuant to this Section 2.4, the “Company-Purchaser Capacity Purchase Agreement”). Purchaser and Company shall negotiate in good faith such additional terms to the Company-Purchaser Capacity Purchase Agreement as the parties may agree in furtherance thereof, as promptly as reasonably practicable after the date of this Agreement, it being understood that any such agreement with respect to additional terms shall not be a condition to Closing or to the effectiveness of the Company-Purchaser Capacity Purchase Agreement at Closing. Purchaser and Company shall also negotiate in good faith with each other and Target the definitive terms of the applicable Intercompany Agreements, including the exhibits and schedules thereto, as promptly as reasonably practicable after the date of this Agreement, it being understood that (i) entry into definitive Intercompany Agreements shall not be a condition to the Closing, and (ii) if the Parties enter into a definitive Purchaser-Company Capacity Purchase Agreement, Target’s obligations to deliver GEO capacity under the

Purchaser-Target Capacity Purchase Agreement shall be deemed to be satisfied. Purchaser covenants and agrees not to modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any provision of the Purchaser-Target Capacity Purchase Agreement without the prior written consent of Company, which shall not be unreasonably withheld, conditioned or delayed, other than (a) the assignment by Target to OneWeb Lux Sub required by Section 7.12(a) of the Combination Agreement, (b) immaterial amendments that are not adverse to Target in any respect and (c) amendments that are strictly and solely beneficial to Target.

Section 2.5 Withholding. Company shall be entitled to deduct and withhold or cause to be deducted and withheld from the Purchased Shares otherwise issuable pursuant to this Article 2, such amounts as may be required to be deducted or withheld with respect to such issuance under any applicable Tax Law; provided that Company, to the extent it has Knowledge that it is required to deduct or withhold an amount from the Purchased Shares by reason of a change in applicable Tax Law after the date of this Agreement, shall use reasonable efforts to notify Purchaser of such requirement to deduct or withhold reasonably in advance thereof. Any amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the forms, schedules, documents, statements and reports filed or furnished by Company with the SEC since January 1, 2015 or in the Draft 20-F (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (but, in each case, excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of any representation or warranty set forth in this Article 3) or as set forth in the disclosure letter prepared by Company, with numbering corresponding to the numbering of this Article 3 delivered by Company to Purchaser prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of Article 3 of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of Article 3 of this Agreement to the extent the applicability of such disclosure is reasonably apparent (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced); provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of Company made herein), Company hereby represents and warrants to Purchaser that:

Section 3.1 Organization and Qualification; Subsidiaries.

(a) Company is a public limited company (société anonyme) incorporated and validly existing under the laws of Luxembourg. Company has the requisite organizational power and authority and any necessary governmental authorization to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Company is duly qualified or licensed to do business, and is in good standing (except where such concept is not recognized under applicable Law), in each jurisdiction where the character of the properties or assets owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Each Company Subsidiary is duly organized, validly existing and in good standing (except where such concept is not recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and operate its properties and to carry on its business as it is now being conducted, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(c) Except as set forth on Section 3.1(c) of the Company Disclosure Letter, neither Company nor any Company Subsidiary directly or indirectly owns any equity interest or securities (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 3.2 Organizational Documents.

(a) Company has made available to Purchaser correct and complete copies of the Company Articles and the other Organizational Documents of Company as in effect on the date hereof.

(b) Company has made available to Purchaser correct and complete copies of the Organizational Documents of each non-wholly owned Company Subsidiary as in effect on the date hereof.

Section 3.3 Capital Structure.

(a) As of the date hereof, the authorized capital of Company consists of 1,000,000,000 Common Shares. At the close of business on February 23, 2017, (i) 118,032,385 Common Shares were issued and outstanding, (ii) 20,000,000 Common Shares were reserved for issuance under the Company 2013 Equity Incentive Plan (the “Company 2013 Plan” and, together with the Company 2008 Plan, the “Company Equity Plans”), including 7,159,966 Common Shares reserved for issuance pursuant to the terms of outstanding awards granted pursuant to the Company 2013 Plan (assuming that all applicable performance goals are achieved at the target level), (iii) 2,093,963 Common Shares were reserved for issuance pursuant to the terms of outstanding awards granted pursuant under the Company 2008 Equity Incentive Plan (the “Company 2008 Plan”), and (iv) no other shares of Company were issued and outstanding as of such date.

(b) All issued and outstanding Common Shares are duly authorized, validly issued and fully paid, with preemptive rights with respect thereto suppressed. All Common Shares reserved for issuance as noted above, shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued and fully paid, with preemptive rights with respect thereto suppressed, and, subject to the Company Shareholder Approval, all Common Shares to be issued as the Merger Consideration, when so issued in accordance with the terms of the Combination Agreement, will be duly authorized, validly issued and fully paid, with preemptive rights with respect thereto suppressed (to the extent applicable). There are no outstanding bonds, debentures, notes or other Indebtedness of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Common Shares may vote or other holders of any equity securities of any Company Subsidiary may vote.

(c) Assuming receipt of the Company Shareholder Approval: (i) the Purchased Shares have been duly authorized and, when so issued and delivered against payment of the full Aggregate Subscription Price therefor in accordance with the terms of this Agreement, will be, validly issued and fully paid, with any preemptive rights with respect thereto suppressed, and will be free of any Liens (including rights of first offer) or restrictions on transfer other than any restrictions under applicable securities Laws, the Organizational Documents of Company, the Registration Rights Agreement or this Agreement; and (ii) the Common Shares into which the Purchased Preferred Shares are convertible will at Closing have been duly reserved for conversion and, upon conversion in accordance with the terms of the Amended Articles, will be validly converted and fully paid, with any preemptive rights with respect thereto suppressed, and will be free of any Liens (including rights of first offer) or restrictions on transfer other than any restrictions under applicable securities Laws, the Organizational Documents of Company, the Registration Rights Agreement or this Agreement. The issuance of the Purchased Shares hereunder is not subject to any anti-dilution provisions contained in the Amended Articles or any other agreement of the Company.

(d) All of the outstanding equity interests of each of the Company Subsidiaries are duly authorized, validly issued and fully paid (except where such concept is not recognized under applicable Law) and nonassessable (except where such concept is not recognized under applicable Law). All equity interests of each of the Company Subsidiaries which may be issued pursuant to subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind are duly authorized and, upon issuance, will be validly issued and fully paid (except where such concept is not recognized under applicable Law) and nonassessable (except where such concept is not recognized under applicable Law). Except as set forth on Section 3.3(d) of the Company Disclosure Letter, Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all Liens other than any restrictions under applicable securities Laws and the Organizational Documents of Company or any Company Subsidiary.

(e) Other than (w) pursuant to any equity awards under the Company Equity Incentive Plans (the “Company Equity Awards”) outstanding as of the date of this Agreement or granted after the date hereof to the extent permitted by this Agreement (including in connection with the satisfaction of withholding Tax obligations or the payment of the exercise price pursuant to such Company Equity Awards), (x) obligations of wholly owned Company Subsidiaries to issue additional equity interests of such Company Subsidiaries to their parent entities pursuant to the Organizational Documents of such Company Subsidiaries, (y) pursuant to the Combination Agreement or (z) as set forth on Section 3.3(e) of the Company Disclosure Letter, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating Company or any of the Company Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, delivered or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments, or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

(f) Other than (x) pursuant to the articles of association (statuts coordonnés) of Company then in effect or (y) as set forth on Section 3.3(f) of the Company Disclosure Letter, neither Company nor any Company Subsidiary is a party to or, to the Knowledge of Company, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any shares of, or equity interests in, Company or any of the Company Subsidiaries.

(g) Company does not have a “poison pill” or similar shareholder rights plan.

(h) Except as set forth on Section 3.3(h) of the Company Disclosure Letter, neither Company nor any Company Subsidiary is under any contractual obligation, contingent or otherwise, to register the offer and sale or resale of any of its equity securities under the Securities Act.

(i) All dividends or other distributions on the Common Shares and any dividends or other distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full.

Section 3.4 Authority.

(a) Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Company is a party, including the SoftBank Investment (subject, in the case of the consummation of the transactions contemplated by this Agreement that require Company Shareholder Approval, to receipt of the Company Shareholder Approval). The execution and delivery of this Agreement by Company and, subject to receipt of the Company Shareholder Approval, the consummation by Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary company action, and, subject to receipt of the Company Shareholder Approval, no other corporate proceedings on the part of Company are necessary to authorize this Agreement or the SoftBank Investment or to consummate the other transactions contemplated by this Agreement, subject to the filing of the Merger Plan with the Luxembourg trade and companies’ register, the publication of the Merger Plan with the RESA, the preparation of the board reports on the

Merger and the appointment of the experts for the delivery of the expert reports on the Merger, the passing of the Luxembourg Share Deed of Acknowledgement and the Luxembourg Merger Deed of Acknowledgement before the applicable notary, the registration thereof and the filing thereof with the Luxembourg register of trade and companies and the publication thereof in the RESA, the registration with the relevant Luxembourg tax authorities, the filings and publications of the convening notices of the Company Shareholder Meeting and the registration, filing and publication of the minutes thereof and the matters contemplated by Section 5.4 of the Combination Agreement. This Agreement has been duly executed and delivered by Company and, assuming due authorization, execution and delivery by Purchaser, constitutes a legally valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Company Board has unanimously approved, adopted and declared advisable this Agreement, which resolutions, subject to the Company Shareholder Approval, remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

Section 3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by Company and the Company Subsidiaries will not, subject to the Company Shareholder Approval, (i) conflict with or violate any provision of (A) the Amended Articles, or (B) any Organizational Documents of any Company Subsidiary, (ii) assuming the matters contemplated by Section 3.5(b), conflict with or violate any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 3.5(b) or as set forth on Section 3.5(a) of the Company Disclosure Letter) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Company or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Company or any Company Subsidiary pursuant to, any Company Material Contract or Company Permit, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(b) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by Company and the Company Subsidiaries will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the registration of the Merger Plan with the relevant Luxembourg authorities, the filing of the

Merger Plan with the Luxembourg trade and companies’ register and the publication thereof in the RESA, (ii) the registration with the relevant Luxembourg tax authorities, the filing and publication of the convening notice of the Company Shareholder Meeting, (iii) the registration with the relevant Luxembourg tax authorities, the filing with the Luxembourg trade and companies’ register and the publication with the RESA of the minutes of the Company Shareholder Meeting by way of notarial deed and notarial verifications provided under article 271(2) of the Luxembourg Company Law, (iv) the passing of the Luxembourg Merger Deed of Acknowledgement and the Luxembourg Share Deed of Acknowledgement before the applicable notary, the registration thereof with the relevant Luxembourg tax authorities, the filing thereof with the Luxembourg register of trade and companies and the publication thereof in the RESA, (v) such other registrations, filings or publications pursuant to Luxembourg Company Law as may be required in connection with this Agreement, the Merger Plan, the Merger, the SoftBank Investment and the other transactions contemplated hereby, (vi) the filing with the SEC of such reports under, and other compliance with, the Exchange Act and the Securities Act and other securities Laws (federal, state, foreign or otherwise) as may be required in connection with this Agreement, the Merger Plan, the Merger, the SoftBank Investment and the other transactions contemplated hereby, including in connection with the matters contemplated by Section 5.13, (vii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (viii) such filings, approvals and notifications as may be required by the listing rules of the NYSE, including in connection with the issuance of the Purchased Shares pursuant to this Agreement and the Common Shares pursuant to the Combination Agreement and approval of listing the Common Shares to be issued pursuant to this Agreement and the Combination Agreement and the Common Shares deliverable upon conversion of the Preferred Shares on the NYSE, (ix) the CFIUS Clearance, (x) the DSS Approval, (xi) notices to the U.S. State Department Directorate of Defense Trade Controls (“DDTC”) pursuant to ITAR, (xii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (xiii) such notices and filings and clearances as may be required under any other applicable Antitrust Laws, (xiv) such filings, notifications and consents of the Federal Communications Commission (“FCC”) and any equivalent non-U.S. Governmental Authority as may be required (including any applicable approval for foreign ownership), (xv) such filings as may be required in connection with state and local Transfer Taxes, (xvi) such matters as contemplated by Section 5.5 of the Combination Agreement and (xvii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

Section 3.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 3.15 and Section 3.16, which are addressed solely in those sections, Company and each Company Subsidiary is in possession of all material authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority, including material permits and certificates necessary for Company and each Company Subsidiary to own, lease and operate its properties or to carry on its respective businesses substantially as they are being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of Company Permits, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect. All applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, except where the failure to do so, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except where the failure to do so, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect. Neither Company nor any Company Subsidiary has since January 1, 2015 received any written notice from the applicable Governmental Authority that Company or any Company Subsidiary currently is not in compliance with the terms of any Company Permits, except for any such noncompliance that has been cured prior to the date hereof or that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Neither Company nor any Company Subsidiary is or has been since January 1, 2015 in conflict with, or in default or violation of (i) any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound, or (ii) any Company Permits (except for Company Permits addressed in Section 3.15 or Section 3.16 which are addressed solely in those sections), except, in each case ((i) and (ii)), for any such conflicts, defaults or violations that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect. To the Knowledge of Company, there are no existing applications, petitions to deny or other Actions pending or threatened before the FCC or any other Governmental Authority that, individually or in the aggregate, have had, or reasonably would be expected to have, a Material Adverse Effect.

Section 3.7 SEC Documents; Financial Statements.

(a) Company has timely filed with, or furnished (on a publicly available basis) to, the SEC, all forms, schedules, documents, statements and reports required to be filed by Company with the SEC since January 1, 2015 and prior to the date hereof (the forms, documents, statements and reports filed with the SEC since January 1, 2015 and prior to the date of this Agreement, if any, including any amendments thereto filed prior to the date of this Agreement, together with the Draft 20-F, the “Company SEC Documents”). As of their respective dates (it being understood that the date of the Draft 20-F shall be deemed to be December 31, 2016 for this purpose), the Company SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Company SEC Documents, at the time of filing or being furnished (it being understood that the date of filing of the Draft 20-F shall be deemed to be the date hereof for this purpose), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Documents filed or furnished and publicly available prior to the date of this Agreement. As of the date of this Agreement, Company does not have any outstanding and unresolved comments in comment letters received from the SEC with respect to any Company SEC Documents. No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act.

(b) Company has made available to Purchaser correct and complete copies of all written correspondence between the SEC, on the one hand, and Company, on the other hand, from January 1, 2015 through the date hereof. At all applicable times since January 1, 2015, Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations thereunder, as amended from time to time.

(c) The consolidated financial statements of Company and the Company Subsidiaries included in the Company SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC in effect at the time of such filing with respect thereto (it being understood that the date of filing of the Draft 20-F shall be deemed to be the date hereof for this purpose), have been prepared in accordance with GAAP, consistently applied throughout the periods presented (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by the SEC, including pursuant to Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in all material respects (subject, in the case of the unaudited statements, to year-end adjustments, and any immaterial adjustments described therein, including the notes thereto), the consolidated financial position, results of operations and cash flows of Company and the consolidated Company Subsidiaries as, at and for the applicable dates or periods presented, in each case, except to the extent such financial statements have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date of this Agreement.

(d) Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Company, including its consolidated Company Subsidiaries, is made known to Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Company has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) (“internal controls”) as required by Rule 13a-15 under the Exchange Act. As of the date hereof, Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Company’s auditors and audit committee (i) any “significant deficiencies” and “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of Company’s internal controls that would reasonably be expected to adversely affect in any material respect ability to record, process, summarize and report financial information and (ii) any fraud as to which Company has Knowledge, whether or not material, that involves management or other employees who have a significant role in internal controls.

Section 3.8 Absence of Certain Changes or Events. From December 31, 2016 through the date of this Agreement, and except as set forth on Section 3.8 of the Company Disclosure Letter, Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice. Since December 31, 2016 through the date hereof, there has not been any Material

Adverse Effect or any event, circumstance, change, effect, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, conditions or occurrences, has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.9 No Undisclosed Material Liabilities. Except as set forth on Section 3.9 of the Company Disclosure Letter, there are no material liabilities of Company or any of the Company Subsidiaries of any nature, other than: (a) liabilities reflected or reserved against on the consolidated balance sheet of Company and the Company Subsidiaries dated as of December 31, 2016 included as part of the Unaudited Company Financial Statements in the Draft 20-F, (b) liabilities incurred in connection with the transactions contemplated by this Agreement, or (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2016.

Section 3.10 Information Supplied. The information relating to Company and the Company Subsidiaries and their respective Affiliates and shareholders that was supplied by or on behalf of Company to be included in (a) the Target Meeting Documents, at the time first made available to Target shareholders and at the time of the Target Shareholder Meeting, (b) the Company Meeting Documents, at the time first made available to Company shareholders and at the time of the Company Shareholder Meeting, (c) the Exchange Offer Documents, at such time they are first made available to holders of the Intelsat Notes and at completion of the Exchange Offers, and (d) any documents filed or furnished by Company with the SEC in connection with the SoftBank Investment, the Merger or the other transactions contemplated by this Agreement, at the time of filing or amendment or supplement thereof, shall not contain any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Company with respect to information relating to Target and its Subsidiaries and their respective Affiliates and shareholders to be included in such documents or any other information not supplied by or on behalf of Company to Purchaser or its Representatives.

Section 3.11 Litigation. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, as of the date hereof, (a) there is no Action pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary, and (b) neither Company nor any Company Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

Section 3.12 Taxes.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) Company and each Company Subsidiary has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed by it, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were prepared in compliance with applicable Law and were true, correct and complete.

Company and each Company Subsidiary has duly paid (or there has been paid on its behalf) all Taxes required to be paid by it, whether or not shown on any Tax Return, except for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(ii) (A) There are no audits, investigations by any Governmental Authority or other proceedings pending, threatened in writing, or, to the Knowledge of Company, otherwise threatened, with regard to any Taxes or Tax Returns of Company or any Company Subsidiary; (B) no deficiency for Taxes of Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Company, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; and (C) neither Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(iii) Company and each Company Subsidiary has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(iv) There are no Tax Liens upon any property or assets of Company or any Company Subsidiary, except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(v) There are no Tax allocation, indemnification or sharing agreements or similar arrangements with respect to or involving Company or any Company Subsidiary (other than customary Tax indemnification or gross up provisions in commercial contracts (such as, for example, credit agreements, supply agreements or employment agreements) entered into in the ordinary course of business and not primarily relating to Taxes), and after the Closing Date neither Company nor any Company Subsidiary shall be bound by any such Tax allocation, indemnification or sharing agreements or similar arrangements or have any liability thereunder.

(vi) In the case of each written ruling or written agreement that has been received by Company or a Company Subsidiary from a Governmental Authority with respect to Taxes that remains in effect, (x) all representations and warranties that were made by Company and each relevant Company Subsidiary in order to obtain such ruling were true and complete in all respects, (y) Company and each relevant Company Subsidiary has satisfied all applicable conditions for obtaining such ruling or agreement, and (z) Company and each Company Subsidiary continues to be in compliance in all respects with all requirements for enjoyment of the benefits that are the subject of the ruling or agreement.

(vii) Neither Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than Company or any Company Subsidiary) (x) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign law), (y) as a transferee or successor, or (z) by reason of being or having been a member of an affiliated, consolidated, combined, unitary or similar group or fiscal unity.

(viii) Neither Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any corresponding or similar provision of state, local or foreign Law.

(ix) Intelsat Investment Holdings S.a.r.l., a direct Company Subsidiary, has made a valid election under U.S. Treasury Regulations Section 301.7701-3(c) to be treated as a disregarded entity for U.S. federal income tax purposes, and such election is in effect.

(b) None of Company or any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(c) Neither Company nor any Company Subsidiary is a tax resident of, or has a permanent establishment in, any jurisdiction other than the jurisdiction under the laws of which Company or such Company Subsidiary is organized. No claim has been made in writing by a Governmental Authority in a jurisdiction where Company or any Company Subsidiary does not file income Tax Returns that it is or may be subject to income taxation by that jurisdiction.

(d) The Luxembourg consolidated corporate income Tax Return of Intelsat Holdings S.A. & subsidiaries for the year 2015 (the “2015 Lux Tax Return”) reflects a corporate income tax loss for the tax unity of US$6,133,211,597. The 2015 Lux Tax Return also reflects cumulative consolidated tax losses carried forward from tax years 2010, 2011, 2012, 2013 and 2014 for Luxembourg corporate income tax purposes that total US$4,033,752,597. To the Knowledge of Company, the foregoing amounts are a fair reflection of the items to which they specifically refer in the 2015 Lux Tax Return. HRT, a Luxembourg-based tax advisory firm, assisted Intelsat Holdings S.A. in the preparation and filing of the 2015 Lux Tax Return and in the determination of such amounts. The total resulting loss carryforward into 2016 of approximately US$10.1 billion is expected to be reduced by 2016 taxable income. Because no statutory accounts or Tax Returns have been prepared for 2016 as of the date hereof, no representations can be made as to the remaining tax loss carryforward at December 31, 2016.

Section 3.13 Benefit Plans; Employees.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each Benefit Plan maintained, contributed to, or participated in for the benefit of or relating to any current employee, officer, or director of Company and the Company Subsidiaries or with respect to which Company or any Company Subsidiary has or could reasonably be expected to have any material liability, excluding any Benefit Plan under which neither Company nor any Company Subsidiary has any remaining liabilities. Company has made available to Purchaser a copy of the plan documents governing each such material Company Benefit Plan and any material amendments thereto.

(b) None of Company or any Company Subsidiary or any of their respective ERISA Affiliates maintains, sponsors, contributes to, or participates in, or has during the past six (6) years maintained, sponsored, contributed to, or participated in, or otherwise has or could reasonably be expected to have any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code). None of Company, any Company Subsidiary or any of their respective ERISA Affiliates has incurred, nor are there any circumstances under which they would reasonably incur, any liability or obligations under Title IV of ERISA. Except as set forth on Section 3.13(b) of the Company Disclosure Letter, none of Company, any Company Subsidiary or any of their respective ERISA Affiliates have or reasonably could have any liability or obligation to provide welfare benefits with respect to any person beyond his or her retirement or other termination of service other than coverage mandated by Part 6 of Title I of ERISA or Code Section 4980B. No Company Benefit Plan is an “employee welfare benefit plan” (as such term is defined in Section 3(1) of ERISA) that is, in whole or in part, self-funded or self-insured.

(c) Except as set forth on Section 3.13(c) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in connection with any other event, could result, with respect to a Company Benefit Plan, in any material (i) payment, (ii) acceleration of timing of payment, (iii) forgiveness of indebtedness, (iv) vesting or acceleration of vesting, (v) funding or (vi) additional liability.

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby could, individually or together with the occurrence of any other event, result in the payment by Company, any Company Subsidiary, or any Affiliate thereof of any amount or benefit to a “disqualified individual” with respect to Company (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code or be nondeductible pursuant to Section 280G of the Code. Neither Company nor any of the Company Subsidiaries has any actual or potential obligation to compensate, reimburse or otherwise “gross up” any person for the interest or additional tax set forth under Section 4999 of the Code.

(e) Each Company Benefit Plan and, to the Knowledge of Company, the administrators and fiduciaries thereof, have complied with the applicable requirements of ERISA, the Code, and any other applicable Law, except where the failure to so comply has not had, and would not reasonably be expected to have, a Material Adverse Effect. Each Company Benefit Plan that is intended to comply with Section 401(a) of the Code has received a current, favorable determination letter issued by the IRS or is maintained under a prototype or volume submitter plan and may rely upon a current, favorable opinion or advisory letter issued by the IRS with respect to such prototype or volume submitter plan. To the Knowledge of Company, no event has occurred with respect to any Company Benefit Plan which will or could reasonably be expected to give rise to disqualification of such plan, the loss of intended Tax consequences under the Code, or any material Tax or liability or penalty. All material contributions due from Company, any Company Subsidiary or any of their respective ERISA Affiliates with respect to any Company Benefit Plans in the past three (3) years have been timely made as required by law or by the terms of the Company Benefit Plans.

(f) To the Knowledge of Company, (i) there are no material proceedings pending (other than routine claims for benefits) or threatened with respect to a Company Benefit Plan or the assets of a Company Benefit Plan; (ii) no fiduciary (as defined in ERISA Section 3(21)) of a Company Benefit Plan has breached any fiduciary, co-fiduciary or other duty imposed under Title I of ERISA (except as would not give rise to material liability); and (iii) no “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Code Section 4975) of any Company Benefit Plan has engaged in any nonexempt “prohibited transaction” (as defined in Code Section 4975 or ERISA Section 406), in each case which has had or would reasonably be expected to have a Material Adverse Effect.

(g) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Benefit Plan maintained outside of the United States, (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(i) Neither Company nor any Company Subsidiary is a party to any collective bargaining agreement, labor union contract or works council agreement applicable to employees of Company or any Company Subsidiary, nor is any such agreement or contract presently being negotiated. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there are no activities or proceedings of any labor union to organize any employees of Company or any Company Subsidiary or any current union representation questions involving such employees nor have there been any such activities or proceedings within the past three (3) years, (ii) there is no labor strike, controversy, slowdown, work stoppage or lockout occurring, or, to the Knowledge of Company, threatened by or with respect to any employees of Company or any Company Subsidiary, nor has any such action occurred or, to the Knowledge of Company been threatened, within the past three (3) years, (iii) there are no material unfair labor practice complaints pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority, (iv) no material charges with respect to or relating to Company or any Company Subsidiary are pending or, to the Knowledge of Company, threatened before the Equal Employment Opportunity Commission or any other Governmental Authority, (v) there is no material employment-related Action pending or, to the Knowledge of Company, threatened with respect to any current or former employees of Company or any Company Subsidiary, including any Actions with respect to payment of wages, salary or overtime pay, and (vi) neither Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with or citation by any Governmental Authority relating to employees or employment practices, and there are no pending or, to the Knowledge of Company, threatened investigations, audits or similar proceedings alleging breach or violation of any labor or employment law.

Section 3.14 Intellectual Property.

(a) With respect to all material (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications for registration thereof, (iii) copyright registrations and applications for registration thereof, and (iv) mask work registrations and applications for registration thereof, in each case that are owned by Company or any Company Subsidiary as of the date of this Agreement: (A) Company and/or one or more of the Company Subsidiaries are the sole owners and possess all right, title, and interest in and to such item, free and clear of any Lien, except for Permitted Liens; (B) such item is not subject to any outstanding Order; and (C) no Action before or by any Governmental Authority of which Company or any Company Subsidiary has since January 1, 2015 received notice is pending or, to the Knowledge of Company, threatened in writing that challenges the legality, validity, enforceability, registrations, or Company’s or Company Subsidiary’s ownership of such item; except to the extent that the failure of any of the foregoing clauses (A), (B) or (C) to be true and correct, has not had, and would not have or reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Company or the Company Subsidiaries own or have the valid right or license to use and exploit all Intellectual Property Rights used or exploited by, and material to, the business of Company and the Company Subsidiaries, free and clear of any Liens other than Permitted Liens; provided that no representation and warranty is made in this Section 3.14(b) as to any issued patents, pending patent applications, trademark and service mark registrations, and applications for registration of trademarks and service marks of any other Person.

(c) To the Knowledge of Company, each Company Material Contract under which Company or any Company Subsidiary licenses from a third party any material Intellectual Property Rights that is currently used or held for use by Company or such Company Subsidiary in the conduct of its business (such agreements being referred to as “Company License-In Agreements”) (i) is in full force and effect; and (ii) is not the subject of a claim of material breach by Company or any Company Subsidiary of any such Company License-In Agreement, except to the extent that the failure of any of the foregoing clauses (i) or (ii) to be true and correct has not had, and would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as set forth on Section 3.14(d) of the Company Disclosure Letter, neither Company nor any of the Company Subsidiaries has received any written complaint, claim, demand, or notice during the past six (6) years alleging any infringement or misappropriation of third-party Intellectual Property Rights. To the Knowledge of Company, neither Company nor any of the Company Subsidiaries has infringed, misappropriated or violated in any material respect any material Intellectual Property Rights of any third party in the past six (6) years, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, there is no Action pending or threatened in writing or, to the Knowledge of Company, otherwise threatened against or affecting Company or any of the Company Subsidiaries or any of their respective properties that challenges the validity, enforceability or use of, or the ownership by, Company and the Company Subsidiaries of the Intellectual Property Rights owned by Company and the Company Subsidiaries.

(e) Company and the Company Subsidiaries use commercially reasonable efforts to protect and preserve their rights in any material Intellectual Property Rights (including all trade secrets) in accordance with industry best practices and in accordance with all applicable Laws, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect. Without limiting the foregoing, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all employees and independent contractors who create or contribute to Intellectual Property material to the business of Company and the Company Subsidiaries (“Company Creators”) have validly and presently assigned to Company or a Company Subsidiary in writing all of their rights, title and interest therein that did not initially vest with Company or any of the Company Subsidiaries by operation of law. As of the Closing, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all payments that were required to have been made to Company Creators with respect to the Intellectual Property material to the business of Company and the Company Subsidiaries that they created or to which they contributed under applicable Laws, Company’s or the Company Subsidiaries’ agreements with such Company Creators, or Company’s and the Company Subsidiaries’ policies with respect to inventions, that are due and payable at or prior to the Closing, have been fully and timely paid or accrued and there are no unresolved claims by any Company Creators with respect to the foregoing; (ii) all Intellectual Property Rights material to the business of Company and the Company Subsidiaries developed, delivered, or used under or in connection with the Company Government Contracts have been properly and sufficiently marked and protected so that no more than the minimum rights or licenses required under applicable regulations and Company Government Contract terms, if any, have been provided; and (iii) all disclosures, elections, and notices required by applicable regulations and contract terms to protect ownership of inventions material to the business of Company and the Company Subsidiaries developed, conceived or first actually reduced to practice under Company Government Contracts have been made and provided.

(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of Company, the software owned or developed by Company or any Company Subsidiary does not incorporate, and is not integrated with, or, linked to any open source software in such a manner that requires Company or any Company Subsidiary to distribute or make publicly available any material proprietary source code for such software owned or developed by Company or any Company Subsidiary, not charge fees or other consideration for such software, or grant any license under patents to any party not in privity with Company or Company Subsidiaries.

(g) To the Knowledge of Company, Company and each of the Company Subsidiaries is in compliance with any Intellectual Property Rights obligations of the standards-setting organizations and special interest groups in which Company or any Company Subsidiary is a participant, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of Company, none of its material patents has been declared a standard essential patent, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(h) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or as disclosed in Section 3.14(h) of the Company Disclosure Letter, no (i) government funding; (ii) facilities of a university, college, other educational institution or research center; or (iii) funding from any Persons (other than funds received in consideration for shares in the capital of Company or any of the Company Subsidiaries) was used in the development of any Intellectual Property Rights owned by Company or the Company Subsidiaries that are material to the business of Company and the Company Subsidiaries, and, to the Knowledge of Company, no current or former employee, consultant or independent contractor of Company or any of the Company Subsidiaries, who was involved in, or who contributed to, the creation or development of any of the Intellectual Property Rights owned by Company or the Company Subsidiaries that are material to the business of Company and the Company Subsidiaries has performed development services for any Governmental Authority during a period of time during which such employee, consultant or independent contractor was also performing development services for Company or any of the Company Subsidiaries and all Intellectual Property Rights that are material to the business of Company and the Company Subsidiaries were developed at private expense and no Governmental Authority has obtained by contract or otherwise, rights therein that will affect the commercial value thereof.

Section 3.15 Environmental Matters. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect:

(a) Company and each Company Subsidiary are and have been since January 1, 2012 in compliance with all Environmental Laws;

(b) Company and each Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing;

(c) Neither Company nor any Company Subsidiary has received since January 1, 2012 any written notice, demand, letter or claim alleging that Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any Order has been since January 1, 2012 issued against Company or any Company Subsidiary which remains unresolved, and there is no Action pending, or, to the Knowledge of Company, threatened against Company or any Company Subsidiary under any Environmental Law;

(d) Neither Company nor any Company Subsidiary has since January 1, 2012 entered into or agreed to any Order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no Action is pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary under any Environmental Law;

(e) Neither Company nor any Company Subsidiary since January 1, 2012 has assumed, by contract or, to the Knowledge of Company, by operation of Law, any liability under any Environmental Law or relating to the release of any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to the release of any Hazardous Substances;

(f) Neither Company nor any Company Subsidiary has caused, since January 1, 2012, and to the Knowledge of Company, since January 1, 2012, no third party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by Company or any Company Subsidiary under any Environmental Law; and

(g) Except in compliance with all applicable Environmental Laws, there is no site to which Company or any Company Subsidiary since January 1, 2012 has transported or arranged for the transport of Hazardous Substances which, to the Knowledge of Company, is or may become the subject of any Action under Environmental Law.

Section 3.16 Properties.

(a) Either Company or a Company Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Permitted Liens and as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(b) Neither Company nor any of the Company Subsidiaries has received since January 1, 2015 (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Company Properties which, individually or in the aggregate, has not had, and would reasonably be expected to have, a Material Adverse Effect.

(c) Except for any of the foregoing as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, no condemnation, eminent domain or similar proceeding is pending with respect to any owned Company Property, and neither Company nor any Company Subsidiary has received since January 1, 2015 any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of the Company Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property.

(d) Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect. None of Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Permitted Liens and Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Neither Company nor any Company Subsidiary (i) has received since January 1, 2015 written notice of any structural defects, or violation of Law, relating to any Company Property that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) has received January 1, 2015 written notice of any physical damage to any Company Property that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue, subject to reasonable deductibles and retention limits.

Section 3.17 Material Contracts.

(a) Except for contracts set forth in Section 3.17(a) of the Company Disclosure Letter, as of the date of this Agreement, neither Company nor any Company Subsidiary is a party to or bound by, and the properties or assets of Company and the Company Subsidiaries are not subject to, any contracts of the following types, as of the date hereof:

(i) is required to be filed as an exhibit to Company’s Annual Report on Form 20-F pursuant to instruction 4 of the instructions as to exhibits to Form 20-F (other than management contracts and compensatory plans, contracts or arrangements);

(ii) obligates Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of US$20,000,000 and is not cancelable within ninety (90) days without material penalty to Company or any Company Subsidiary;

(iii) (A) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts in any material respect the business of Company or any Company Subsidiary, (B) otherwise restricts in any material respect the lines of business conducted by Company or any Company Subsidiary, the geographic area in which Company or any Company Subsidiary may conduct business or the Persons with whom Company or any Company Subsidiary may compete, (C) involves annual revenues in excess of US$20,000,000 and includes any “most favored nation” or material exclusive rights of any type or scope not for the benefit of Company or the Company Subsidiaries;

(iv) is an agreement (other than the Company Articles or Organizational Documents of a Company Subsidiary) that obligates Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees or employees of Company or any Company Subsidiary pursuant to which Company or a Company Subsidiary is the indemnitor;

(v) constitutes an obligation of Company or any Company Subsidiary for Indebtedness for borrowed money in excess of US$10,000,000, other than any intercompany Indebtedness obligation owed by Company or any Company Subsidiary to Company or any Company Subsidiary;

(vi) requires Company or any Company Subsidiary to dispose of or acquire any corporation, partnership, limited liability company, other business organization or any division or line of business thereof (whether by merger, consolidation or acquisition of stock or assets) with a fair market value in excess of US$2,500,000 (excluding, for the avoidance of doubt, any vendor arrangements or other dispositions or acquisitions of supplies, equipment or inventory);

(vii) constitutes a joint venture, partnership, limited liability company, joint development or material strategic alliance agreement between Company or any Company Subsidiary, on the one hand, and any third party, on the other hand;

(viii) is a collective bargaining agreement or other contract with any labor union, labor organization or work council;

(ix) constitutes a loan to any Person (other than Company or a wholly owned Company Subsidiary) by Company or any Company Subsidiary in an amount in excess of US$500,000;

(x) excluding licenses for commercial off-the-shelf computer software that are generally available on nondiscriminatory pricing terms, grants (A) to Company or any Company Subsidiary any license, option or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property Rights of a third party, or (B) to any third party any license, option or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property Rights of Company or any Company Subsidiary, in each case ((A) and (B)), which license, option or other right is material to Company and the Company Subsidiaries, taken as a whole;

(xi) is between Company or any Company Subsidiaries, on the one hand, and any Company Related Party, on the other hand, other than Company Benefit Plans;

(xii) provides for the grant by Company or any Company Subsidiary of a license under all or substantially all of the patents of Company and the Company Subsidiaries; or

(xiii) pursuant to which Company or any Company Subsidiary receives satellite launch services.

(b) Each contract in any of the categories set forth in Section 3.17(a) to which Company or any Company Subsidiary is a party or by which it is bound, or to which its properties or assets are subject, as of the date hereof, together with, solely for purposes of Section 3.17(c) and Section 6.3(a) (as relates to the bring-down of Section 3.17(c)) and not any other provision of this Agreement, each Company Customer Contract, is referred to herein as a “Company Material Contract.” “Company Customer Contract” means all contracts in effect as of the date hereof between Company or any Company Subsidiary, on one hand, and one of the top ten customers of Company and the Company Subsidiaries, as measured by backlog as of December 31, 2016.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on Company and each Company Subsidiary that is a party thereto and, to the Knowledge of Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). None of Company or any Company Subsidiary, nor, to the Knowledge of Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Material Contract, except where, in each case, such breach, violation or default has not had, and would not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Neither Company nor any Company Subsidiary has received since January 1, 2015 written notice of any material violation or material default under any Company Material Contract.

Section 3.18 International Trade Laws and Regulations.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, or as set forth in Section 3.18(a) of the Company Disclosure Letter, Company and each Company Subsidiary since January 1, 2013 has prepared and timely applied for and obtained all Company Permits required in accordance with all International Trade Laws and Regulations and has all necessary authority under the International Trade Laws and Regulations to conduct its business as currently conducted, including (i) necessary Permits for any export transactions, (ii) necessary Permits and clearances for the disclosure of information to foreign Persons and (iii) necessary registrations with any Governmental Authority having authority to implement applicable International Trade Laws and Regulations.

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, or as set forth on Section 3.18(b) of the Company Disclosure Letter, each of Company and the Company Subsidiaries is, and since January 1, 2013 has been, in compliance with all International Trade Laws and Regulations and Permits and there have been no Actions since January 1, 2013 alleging that Company or any

Company Subsidiary has violated any International Trade Laws and Regulations. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, to the Knowledge of Company, there are no threatened claims that Company or any Company Subsidiary has violated since January 1, 2013 any International Trade Laws and Regulations.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, each of Company and the Company Subsidiaries has established internal controls, policies and procedures intended to provide reasonable assurance regarding compliance with all applicable International Trade Laws and Regulations and Permits.

(d) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, or as set forth in Section 3.18(d) of the Company Disclosure Letter, since January 1, 2013, neither Company nor any Company Subsidiary has engaged in any transactions, or otherwise dealt with any country, or other Person with whom U.S. Persons are prohibited from dealing under applicable International Trade Laws and Regulations, including Proscribed Countries, countries subject to economic sanctions maintained by the Department of Treasury Office of Foreign Assets Control (“OFAC”), any Person designated by OFAC on the list of Specially Designated Nationals and Blocked Persons (or entities directly owned or controlled by or acting for or on behalf of a Specially Designated National), any Person designated by the U.S. Commerce Department’s Bureau of Industry and Security on the Denied Persons List, Unverified List or Entity List, any Person designated by the State Department’s Directorate of Defense Trade Controls on the List of Statutorily Debarred Parties or any instrumentality, agent, entity or individual that is acting on behalf of, or directly or indirectly owned or Controlled by, any of the countries or Persons described above.

Section 3.19 Ethical Practices.

(a) Neither Company nor any Company Subsidiary, nor, to the Knowledge of Company, any of their respective distributors, resellers, sales representatives or Representatives in a manner for which Company or a Company Subsidiary could be held responsible, has, since January 1, 2012, materially violated any Anti-Corruption Law.

(b) Neither Company nor any Company Subsidiary is or has been, since January 1, 2012, subject to any pending, or, to the Knowledge of Company, threatened, material (civil, criminal, or administrative) actions, suits, demands, claims, hearings, notices of violation, proceedings, demand letters, settlements, or enforcement actions, or, to the Knowledge of Company, investigations, or made any material voluntary disclosures to any Governmental Authority, involving Company or any Company Subsidiary relating to any Anti-Corruption Law.

Section 3.20 Government Contracts.

(a) For purposes of this Agreement, “Company Government Contract” shall mean any material Government Contract (or, in the case of the last sentence of Section 3.20(g), any Government Contract) to which Company or any Company Subsidiary is a party or otherwise bound by or subject to, and “Company Government Bid” shall mean any material Government Bid (or, in the case of the last sentence of Section 3.20(g), any Government Bid) of Company or the Company Subsidiaries for which an award has not been issued.

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, each Company Government Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). To the Knowledge of Company, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, each Company Government Contract was awarded in compliance with applicable Law. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, neither Company nor any Company Subsidiary has received since January 1, 2012 written notice that any Governmental Authority, prime contractor or higher-tier subcontractor under a Government Contract intends to seek Company’s or any Company Subsidiary’s agreement to lower rates under any of the Company Government Contracts or Company Government Bids.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, or as set forth in Section 3.20(c) of the Company Disclosure Letter, Company or the applicable Company Subsidiary has complied since January 1, 2012 and is in compliance in all material respects with all contract terms, conditions, provisions, and requirements (whether stated or incorporated expressly, by reference, or by operation of law) and all requirements of applicable Law pertaining to any Company Government Contract or Company Government Bid.

(d) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, or as set forth in Section 3.20(d) of the Company Disclosure Letter, none of Company or any of Company’s Principals (as defined in FAR 52.209-5) with respect to the Company Government Contracts or Company Government Bids is, or during the last six years has been, (i) debarred, suspended or excluded from participation in, or the award of, Government Contracts or doing business with any Governmental Authority; (ii) the subject of a finding of material non-compliance, non-responsibility or ineligibility for government contracting or for any reason is listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs; or (iii) currently proposed for, or has been subject to suspension, debarment or exclusion proceedings or threatened suspension, debarment or exclusion proceedings. To the Knowledge of Company, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, no circumstances exist that would warrant the institution of suspension or debarment proceedings against Company, any Company Subsidiary, or any of their respective Principals in connection with the performance of their duties for or on behalf of Company or any Company Subsidiary. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, Company and the Company Subsidiaries are in compliance with the FAR Ethics Rules.

(e) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, or as set forth in Section 3.20(e) of the Company Disclosure Letter, to the Knowledge of Company, there are no outstanding claims, contract disputes, or requests for equitable adjustment against Company or any Company Subsidiary by any Governmental Authority or by any prime contractor, higher or lower tier subcontractor, vendor or other third party arising under or relating to any Company Government Contract.

(f) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, the cost accounting systems and business systems (as defined in Defense Federal Acquisition Regulation Supplement 242.7001 & 252.242-7005) used by Company and the Company Subsidiaries and the associated entries reflected in the financial and business records of Company and the Company Subsidiaries with respect to Company Government Contracts and Company Government Bids are (and since January 1, 2012 have been) in compliance in all material respects with applicable Law.

(g) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, or as set forth on Section 3.20(g) of the Company Disclosure Letter, as of the date of this Agreement, to the Knowledge of Company, there are no pending administrative, civil or criminal allegations, investigations, audits, civil investigation demands, subpoenas or indictments by any Governmental Authority concerning any Company Government Contracts. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, or as set forth in Section 3.20(f) of the Company Disclosure Letter, during the past six (6) years, neither Company or any Company Subsidiary, nor, to the Knowledge of Company, any of their personnel (i) has made any disclosure to any Governmental Authority pursuant to any voluntary disclosure agreement or the FAR mandatory disclosure provisions (FAR 9.406-22(b)(1)(vi), 9.407-2(a)(8) & 52.203-13) in connection with any Company Government Contract or Company Government Bid; or (ii) has received credible evidence (whether from internal or external sources) of a violation of federal criminal law involving the fraud, conflict of interest, bribery, or gratuity provisions found in Title 18 of the U.S. Code, a violation of the civil False Claims Act, a request for a reduction in the price of any Company Government Contracts, including to claims based on actual or alleged defective pricing or a significant overpayment, in connection with the award, performance, or closeout of any Company Government Contract or receiving a Company Government Contract as a result of a Company Government Bid.

(h) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, or as set forth on Section 3.20(h) of the Company Disclosure Letter, neither Company nor any Company Subsidiary has received during the past six (6) years, written notice of any government past performance evaluations or ratings of less than satisfactory in the Contractor Performance Assessment Reporting System in connection with the Company Government Contracts.

(i) Except as, individually or in the aggregate, had not had, and would not reasonably be expected to have, a Material Adverse Effect, or as set forth in Section 3.20(i) of the Company Disclosure Letter, each of Company and the applicable Company Subsidiaries have in the past six (6) years received a rating of satisfactory or better and complied in all material respects with all applicable requirements relating to the safeguarding of and access to classified information, including those specified in the NISPOM.

Section 3.21 Insurance. Except as individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, all premiums due and payable under all material insurance policies providing coverage for Company and the Company Subsidiaries (the “Company Insurance Policies”) have been paid, and Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Company Insurance Policies. To the Knowledge of Company, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, no written notice of cancellation or termination has been since January 1, 2015 received by Company or any Company Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 3.22 Approval Required. The following authorizations, approvals, adoptions and decisions, at a general meeting of shareholders of Company held before a notary at which quorum is present and which was duly called and noticed (collectively, the “Company Shareholder Approval”), are the only votes of holders of equity securities of Company required to approve this Agreement, the Merger Plan, the Merger and the other transactions contemplated by this Agreement: (a) the authorisation, approval and adoption of the Merger and the Merger Plan by a two-thirds (2/3) majority of the votes of Common Shares cast, (b) the authorisation and approval of the Amended Articles, the amended authorized share capital and authorized shares and the related authorizations and decisions with respect to the limitation and suppression of preemptive rights and issues of shares under the authorised share capital, and the creation of the Series B Preferred Share class and the terms thereof by a two-thirds (2/3) majority of the votes of Common Shares cast (and in case articles 8, 11.1, 11.4 or 19.3 of the Company Articles are amended, a majority of the votes of two-thirds (2/3) of the Common Shares in issue), (c) the decision and approval of the election of the directors of the Surviving Entity as of the Articles Effective Time by a simple majority of the votes of Common Shares cast, (d) the affirmative vote of the holders of two-thirds (2/3) of Common Shares voting to approve an amendment to the Company 2013 Equity Incentive Plan to increase the reservation of Common Shares in connection with Section 3.5 of the Combination Agreement, and (e) the authorisation and approval of the acquisition and holding of treasury shares by Company or any of the Company Subsidiaries (or on any of their behalf), and of the terms of such acquisition, by a simple majority of the votes of Common Shares cast.

Section 3.23 Brokers. Except for the fees and Expenses payable to Guggenheim Securities, LLC and Goldman, Sachs & Co., no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any Company Subsidiary.

Section 3.24 Investment Company Act. Neither Company nor any Company Subsidiary is, nor after giving effect to the subscription and issuance of the Purchased Shares will be, required to be registered as an investment company under the Investment Company Act of 1940.

Section 3.25 Privacy Laws.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, Company and each Company Subsidiary are in compliance with all Privacy Laws.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, Company and each Company Subsidiary has implemented and maintained Security Practices. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, there has been since January 1, 2012 no Breach of Personal Data maintained by or on behalf of Company or any Company Subsidiary, and, to the Knowledge of Company, no Breach is threatened.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, there is no complaint to or any Action currently pending against Company, any Company Subsidiary or any Company or Company Subsidiary customers (in the case of customers, to the extent relating to any Company or Company Subsidiary product or service or the practices of Company or a Company Subsidiary) by any Person or Governmental Authority, with respect to the collection, storage, hosting, use, disclosure, transfer, transmission, interception, disposal, other processing or security of any Personal Data.

Section 3.26 Related Party Transactions. Except as set forth on Section 3.26(a) of the Company Disclosure Letter, neither any shareholder beneficially owning at least 5% of the outstanding Common Shares nor any director or officer of Company, or any Affiliate of any of the foregoing (other than Company) (collectively, “Company Related Parties”), has any direct or indirect interest (other than as a result of such Person’s shareholdings) in (a) any contract with Company or any Company Subsidiary or the properties or assets of Company or any Company Subsidiary; (b) any loan, arrangement, understanding, agreement or contract for or relating to Company or any Company Subsidiary or the properties or assets of Company or any Company Subsidiary; or (c) any property (real, personal or mixed), tangible or intangible, including Intellectual Property, used by Company or any Company Subsidiary.

Section 3.27 Satellite and Earth Stations. (a) The Draft 20-F includes a correct and complete list, as of December 31, 2016, of each Company Satellite. As used in this Agreement, “Company Satellite” means each satellite (i) owned by Company or any Company Subsidiary, whether or not in orbit, or (ii) in production, which is or will be owned by Company or any Company Subsidiary.

(b) The summary of the health and performance of Company Satellites made available by Company to Purchaser prior to the date hereof is correct and complete, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(c) The Draft 20-F includes a correct and complete list, as of December 31, 2016, of each Company Earth Station operated by Company or any Company Subsidiary. As used in this Agreement, the term “Company Earth Stations” means any telemetry, tracking and control and transmitting and/or receiving earth station facility, whether owned or leased for use by, or provided by service contract to, Company or any Company Subsidiary, and whether or not located on real property that is either owned, leased, used or held for use by Company or any Company Subsidiary.

(d) For clarity, nothing in this Section 3.27 shall be deemed to be a representation or warranty (i) regarding the performance or lifetime of any Company Satellite or (ii) that, after the Closing, any Company Satellite will not experience any incidents, anomalies or degradation in performance.

Section 3.28 Exemption from Registration. Assuming the accuracy of Purchaser’s representations and warranties set forth in Article 4 and the accuracy of the representations and warranties of each shareholder of Target in his, her or its Letter of Transmittal (as such term is defined in the Combination Agreement), no registration under the Securities Act or any applicable securities Law is required for the offer and issuance of the Purchased Shares by Company to the Purchaser as contemplated hereby.

Section 3.29 No Advisory or Fiduciary Relationship. Company acknowledges and agrees that Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby.

Company further acknowledges that Purchaser is not acting as a financial advisor or fiduciary of Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by Purchaser or any of its Representatives or agents in connection with this Agreement and the transaction contemplated hereby is merely incidental to Purchaser’s subscription for the Purchased Shares.

Section 3.30 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 3, neither Company nor any other Person has made any representation or warranty, expressed or implied, with respect to Company or the Company Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or the Company Subsidiaries. In particular, without limiting the foregoing disclaimer, neither Company nor any other Person makes or has made any representation or warranty to Purchaser or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by Company in this Article 3, any oral or written information presented to Purchaser or any of its Affiliates or Representatives in the course of their due diligence of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that none of Purchaser or any other Person has made or is making any representations or warranties relating to Purchaser whatsoever, express or implied, beyond those expressly given by Purchaser in Article 4, including any implied representation or warranty as to the accuracy or completeness of any information regarding Purchaser furnished or made available to Company or any of its Representatives.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Company that:

Section 4.1 Organization; Authority. Purchaser is duly incorporated and is validly existing as a corporation in good standing under the laws of Japan. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery hereof by Company, constitutes a legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.2 Non-Contravention. The execution and delivery of this Agreement by Purchaser does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by Purchaser will not, (i) conflict with or violate any provision of the organizational documents of Purchaser, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3 have been obtained, all filings and notifications described in Section 4.3 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Purchaser or any of its Subsidiaries or by which any property or asset of Purchaser or any of its Subsidiaries is bound, or (iii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of Purchaser or its Subsidiaries pursuant to, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or any material agreement, indenture or other instrument to which Purchaser or any of its Subsidiaries is a party or by which any property or asset of Purchaser or any of its Subsidiaries is bound or affected, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby in a timely manner.

Section 4.3 Consents. The execution and delivery of this Agreement by Purchaser does not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing and publication of the minutes of the Company Shareholder Meeting, the Luxembourg Merger Deed of Acknowledgement and the Luxembourg Share Deed of Acknowledgement with the Luxembourg trade and companies register and the RESA, (ii) the filing with the SEC of such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (iv) in connection with the issuance of Purchased Shares pursuant to this Agreement and approval of listing the Purchased Common Shares on the NYSE, (v) the CFIUS Clearance, (vi) the DSS Approval, (vii) notices to DDTC pursuant to ITAR, (viii) expiration or termination of the applicable waiting period under the HSR Act, (ix) such notices or filings as may be required under any other applicable Antitrust Laws, (x) such filings, notifications or consents of the FCC and any equivalent non-U.S. Governmental Authority as may be required (including any applicable approval for foreign ownership), and (xi) such filings as may be required in connection with state and local Transfer Taxes and (xii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Purchaser’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby in a timely manner. Neither Purchaser nor, to the Purchaser’s Knowledge, any of its Controlled Affiliates beneficially owns any Common Shares prior to giving effect to the Closing.

Section 4.4 Sufficient Funds. On the Closing Date and at the Closing, Purchaser will have sufficient funds to subscribe for the Purchased Shares and pay the Aggregate Subscription Price.

Section 4.5 Investment Representations. Purchaser understands that the offer and sale of the Purchased Shares is being made in reliance on a private placement exemption from registration under the Securities Act. The Purchased Shares to be acquired by Purchaser pursuant to this Agreement will be acquired for Purchaser’s own account, for investment and not with a view toward, or for sale in connection with, any resale or distribution thereof or with the present intention of distributing or selling any of such securities. Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act. Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment in Company and is capable of bearing the economic risks of such investment. Purchaser has been provided a reasonable opportunity to undertake and has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed decision with respect to the SoftBank Investment.

Section 4.6 Restricted Securities. Purchaser understands and acknowledges that, until such time as the Purchased Shares have been registered pursuant to the provisions of the Securities Act, or the Purchased Shares are eligible for resale pursuant to Rule 144 promulgated under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, each of the Purchased Shares will bear the following restrictive legend: “THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IN A TRANSACTION NOT INVOLVING A PUBLIC OFFERING, (II) PURSUANT TO ANY OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, INCLUDING RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (III) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (IV) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND IN CASE (I) OR (II), UNLESS THE COMPANY HAS RECEIVED DOCUMENTATION REASONABLY SATISFACTORY TO THE COMPANY (WHICH MAY INCLUDE AN OPINION OF COUNSEL) THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.”

Section 4.7 Brokers. Except for the payment of the fees and expenses payable to PJT Partners LP, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the SoftBank Investment or the other transactions contemplated by this Agreement.

Section 4.8 No Other Representations and Warranties. The representations and warranties set forth in this Article 4 are the only representations and warranties made by Purchaser with respect to the transactions contemplated by this Agreement. In particular, without limiting the foregoing, neither Purchaser nor any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by Purchaser in this Article 4, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that none of Company or any other Person has made or is making any representations or warranties relating to Company whatsoever, express or implied, beyond those expressly given by Company in Article 3, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Purchaser or any of its Representatives.

ARTICLE 5.

COVENANTS

Section 5.1 Conduct of Business by Company and Certain Purchaser Actions.

(a) Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Closing and the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Interim Period”), except to the extent required by Law, as may be consented to in advance in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly contemplated or required pursuant to this Agreement or the Combination Agreement, or as set forth in Section 5.1(a) or Section 5.1(b) of the Company Disclosure Letter, Company shall, and shall cause each of the Company Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course and in a manner consistent with past practice in all material respects (provided, however, that no action that is specifically permitted by any of clauses (i) through (xxi) of Section 5.1(b) shall be deemed a breach of this clause (a)).

(b) Without limiting the foregoing, Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by Purchaser (which consent shall not in any case be unreasonably withheld, delayed or conditioned), as may be expressly contemplated or required by this Agreement or the Combination Agreement, or as set forth in Section 5.1(a) or 5.1(b) of the Company Disclosure Letter, Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i) amend or propose to amend (A) the Company Articles (other than to seek shareholder approval of the Amended Articles) or (B) any Organizational Documents of any Company Subsidiary, if such amendment would be adverse to Purchaser;

(ii) split, divide, subdivide, combine, reclassify or subdivide any shares or other equity securities or ownership interests of Company or any Company Subsidiary (other than any wholly owned Company Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of Company or any Company Subsidiary or other equity securities or ownership interests in Company or any Company Subsidiary, except for the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned Company Subsidiary to its parent entity, or (B) distributions by any entity not wholly owned by Company and listed on Section 5.1(b)(iii) of the Company Disclosure Letter, that are required by the Organizational Documents of such any entity and Company and the Company Subsidiaries do not have the power to prevent;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares or other equity interests of Company or any non-wholly owned Company Subsidiary, except pursuant to any Company Equity Awards outstanding as of the date of this Agreement or granted after the date of this Agreement to the extent permitted by this Agreement (including in connection with the satisfaction of withholding Tax obligations or the payment of the exercise price pursuant to such Company Equity Awards);

(v) except for transactions among Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, issue, deliver, sell, pledge, dispose, encumber or grant any shares or other equity interests of Company or any of the Company Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares or other equity interests of Company or any of the Company Subsidiaries, except (A) Company Equity Awards granted after the date of this Agreement to the extent permitted by this Agreement and Common Shares delivered pursuant to any Company Equity Awards outstanding as of the date of this Agreement or granted after the date of this Agreement to the extent permitted by this Agreement, (B) pursuant to the Combination Agreement, or (C) pursuant to the Company Benefit Plans set forth on Section 3.13(a) to the Company Disclosure Letter to the extent required under the terms of such Company Benefit Plans as in effect as of the date of this Agreement;

(vi) acquire or agree to acquire any corporation, partnership, limited liability company, other business organization or any division or line of business thereof (whether by merger, consolidation or acquisition of stock or assets) (excluding, for the avoidance of doubt, any vendor arrangements or other dispositions or acquisitions of supplies, equipment or inventory) except (A) acquisitions by Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary, (B) as contemplated by the capital expenditures budget of Company attached to Section 5.1 of the Company Disclosure Letter or (C) any acquisition for consideration of less than US$1,000,000 individually and US$5,000,000 in the aggregate;

(vii) incur, create, assume, refinance or prepay any Indebtedness for borrowed money or issue or sell or otherwise transfer or amend the terms of any debt securities of Company or any of the Company Subsidiaries or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for any such Indebtedness of any other Person other than (A) any intercompany Indebtedness obligation owed by Company or any Company Subsidiary to Company or any Company Subsidiary (provided that no such intercompany Indebtedness incurred pursuant to this clause (A) may be issued, sold or otherwise transferred by Company or any Company Subsidiary other than to Company or any Company Subsidiary); (B) additional Indebtedness for borrowed money in aggregate principal amount not to exceed US$5,000,000 individually or US$20,000,000 in the aggregate; (C) pursuant to the Exchange Offers; and (D) the assumption, guarantee or endorsement of Indebtedness incurred in compliance with the foregoing or Indebtedness of Company or the Company Subsidiaries outstanding as of the date hereof;

(viii) except as permitted by clause (vi) or clause (vii), make any investment (whether in the form of a loan, advance, capital contribution or otherwise) in any other Person or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than by Company or a wholly owned Company Subsidiary to Company or a wholly owned Company Subsidiary;

(ix) except as specifically permitted by any clause of this Section 5.1(b), (A) enter into any contract that, if existing as of the date hereof, would be a Company Material Contract, or materially modify or amend, or renew or terminate, or waive, release, compromise or assign to any Person other than Company or any wholly owned Company Subsidiary any material rights or claims under, any such contract or any Company Material Contract, other than (1) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action (other than notice of renewal) by Company or any Company Subsidiary or (2) in the ordinary course of business; provided, however, that this clause (2) shall not apply to (w) entering into any contract that, if existing as of the date hereof, would be a Company Material Contract of the type described in Section 3.17(a)(ii), (x) any material modification or amendment of a Company Material Contract of the type described in Section 3.17(a)(iii) if such material modification or amendment is to the “most-favored nation” or exclusivity provision that rendered such contract a Company Material Contract and is materially adverse to Company and the Company Subsidiaries, (y) Company Material Contracts of the type described in Section 3.17(a)(i), (viii), (ix), (xi) or (xii) or (3) pursuant to the Exchange Offers or (B) terminate any Company Customer Contract;

(x) except for litigation addressed in the last sentence of Section 5.6(c), settle or compromise any Action, other than settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of any payment payable under an insurance policy insuring Company or a Company Subsidiary and any monetary damages that are (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Company included in the Draft 20-F or (y) that do not exceed US$5,000,000 individually (net of any indemnity, contribution and similar obligations for the benefit of Company or a Company Subsidiary), and (B) do not involve the imposition of injunctive relief against Company or any Company Subsidiary or the Surviving Entity;

(xi) (A) hire or terminate any executive officer or director of Company or any Company Subsidiary, or (B) promote or appoint any Person to a position of executive officer or director of Company or any Company Subsidiary (other than to replace any executive officer who departs after the date of this Agreement);

(xii) other than as required by applicable Law or the terms of any Company Benefit Plan set forth on Section 3.13(a) of the Company Disclosure Letter, or in the ordinary course of business and consistent with past practice, (A) establish, adopt, enter into, amend or terminate any material Company Benefit Plan, (B) pay or promise to pay any material bonus or any material profit-sharing or similar payment to, or materially increase or promise to materially increase the amount of the wages, salary, commissions, fringe benefits or other benefits or compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any Company service provider, or (C) fund, or make any commitment to fund, any material benefit or compensation obligation (whether by grantor trust or otherwise);

(xiii) except as may be specifically required under a Company Benefit Plan set forth on Section 3.13(a) of the Company Disclosure Letter, grant, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of Company’s or any of the Company Subsidiaries’ capital stock or other voting securities or equity interests (except customary annual grants and grants made to newly hired employees or consultants or with respect to promotions, in each case, in the ordinary course of business consistent with past practice);

(xiv) sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any material Company Intellectual Property, other material properties or assets, or Company Permits that are landing rights or licenses to operate at orbital locations, or abandon or allow to lapse any material Company Intellectual Property, except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) sales of inventory, or dispositions of obsolete or worthless equipment, in the ordinary course of business consistent with past practice, (C) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred by this Agreement, (D) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds US$1,000,000 individually or US$10,000,000 in the aggregate, (E) in the case of Company Intellectual Property or Company Permits, in the ordinary course of business (other than with respect to any orbital slot license, unless as contemplated by Company’s current business plans provided by Company to Purchaser prior to the date hereof) and (F) for transactions among Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(xv) enter into any contracts (A) under which Company or any Company Subsidiary grants or agrees to grant to any third party any material assignment, license, release, immunity or other right with respect to any material Intellectual Property, except in the ordinary course of business; (B) under which Company or any Company Subsidiary establishes with any third party a joint venture, strategic relationship, or partnership pursuant to which Company or Company Subsidiary agrees to develop or create (whether jointly or individually) any material Intellectual Property, products or services (other than as contemplated by Company’s current business plans provided by Company to Purchaser prior to the date hereof); or (C) under which Company or any Company Subsidiary will be obligated to pay royalties to third parties with respect to material Company Intellectual Property;

(xvi) make any material change to its methods of financial accounting in effect at January 1, 2017, except as required by a change in GAAP or in applicable Law, or make any change with respect to financial accounting policies, principles or practices unless required by GAAP or the SEC;

(xvii) enter into any new line of business;

(xviii) adopt a plan of merger, complete or partial liquidation, consolidation, reclassification, recapitalization, bankruptcy reorganization or similar transaction (except for any such transaction solely involving wholly owned or dormant non-operational Company Subsidiaries) or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization, bankruptcy reorganization or similar transaction;

(xix) enter into, or materially modify or amend, or renew or terminate, or waive, release, compromise or assign to any Person any rights or claims under, any contract or transaction with any Company Related Party, other than Company Benefit Plans;

(xx) make or commit to make any satellite capital expenditures in excess of 125% of the aggregate amount of satellite capital expenditures contemplated by the capital expenditures budget of Company attached to Section 5.1 of the Company Disclosure Letter or any terrestrial capital expenditures in excess of 125% of the aggregate amount of terrestrial capital expenditures contemplated by the capital expenditures budget of Company attached to Section 5.1 of the Company Disclosure Letter;

(xxi) enter into, or materially modify or amend, or renew or terminate, or waive, release, compromise or assign to any Person any rights or claims under, any contract or transaction with a Company Related Party, except for (A) any such contract or transaction that is, or would be if existing on the date hereof, an Company Benefit Plan, (B) a commercial arrangement with an Company Related Party in the ordinary course of business or (C) transactions required by agreements existing on the date hereof and set forth in Section 3.26 of the Company Disclosure Letter;

(xxii) take any action that would, or would reasonably be expected to, prevent or materially delay consummation of the transactions contemplated by this Agreement; or

(xxiii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) During the Interim Period, Purchaser shall not, and shall cause its Affiliates not to take any action that would, or would reasonably be expected to, prevent or materially delay consummation of the transactions contemplated by this Agreement.

(d) Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Company’s or any Company Subsidiary’s operations.

Section 5.2 Shareholder Approval.

(a) As promptly as practicable following the execution and delivery of the Merger Plan by Company and Target, Company shall, in accordance with applicable Law and the articles of association (statuts coordonnés) of Company then in effect, establish a record date for, duly call, give notice of, convene and hold the Company Shareholder Meeting for the purposes of obtaining the Company Shareholder Approval. Company shall use its commercially reasonable efforts to cause all applicable disclosure documentation required in connection with such Company Shareholder Meeting under the articles of association (statuts coordonnés) of Company then in effect and the Luxembourg Company Law, including the board and expert reports (together with any amendments or supplements thereto, the “Company Meeting Documents”) to be made available to the shareholders of Company entitled to vote at the Company Shareholder Meeting and to hold the Company Shareholder Meeting. Company shall, through the Company Board, recommend to its shareholders that they vote in favor of the Company Shareholder Approval and solicit, and use its commercially reasonable efforts to obtain, the Company Shareholder Approval.

(b) Company and Target shall file the Merger Plan with the Luxembourg Trade and Companies’ Register and publish the Merger Plan in the RESA.

(c) The creditors of Company and Target shall be entitled to request the provision of collateral pursuant to Article 268 of the Luxembourg Company Law and may obtain, free of charge, complete information regarding the procedure to be followed to exercise their rights as creditors of Company and/or Target at the following address: 4 rue Albert Borschette, Luxembourg, Grand Duchy of Luxembourg L-1246.

Section 5.3 Confidentiality. Each of Company and Purchaser will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 5.4 Public Announcements. So long as this Agreement is an effect, the Parties hereto shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and neither of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that a Party may, without obtaining the other Party’s consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange (after, to the extent reasonably practicable, consulting with the other Party with respect to such press release or public statement or filing); provided, further, that no such consultation or consent shall be required with respect to the contents of any press release or public statement or filing to the extent such contents are consistent with the Merger Press Release or other public statements or releases made after complying with any applicable requirements of this Section 5.4. The Parties shall issue the joint press release announcing the Merger and the execution of this Agreement that is attached hereto as Exhibit E to the Combination Agreement (the “Merger Press Release”) no later than one (1) Business Day following the date on which this Agreement is signed.

Section 5.5 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, including Section 5.5(i), each of Company and Purchaser shall, and shall cause their respective Subsidiaries and Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective, as promptly as practicable, the SoftBank Investment and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article 6 to be satisfied, (ii) the obtaining of all necessary or advisable actions or non-actions, waivers, consents and approvals from Governmental

Authorities (including to satisfy the Regulatory Conditions) or other Persons necessary in connection with the consummation of the SoftBank Investment and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations, notifications, notices and filings with Governmental Authorities and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid or cause to be withdrawn or terminated an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the SoftBank Investment and the other transactions contemplated by this Agreement, and (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and the avoidance of each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the SoftBank Investment and the other transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible.

(b) In connection with and without limiting the foregoing, each of Company and Purchaser shall, and shall cause their respective Subsidiaries to, use its reasonable best efforts to give any notices to third parties, and each of Company and Purchaser shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents not covered by Section 5.5(a) that are necessary, proper or advisable in connection with the consummation of the SoftBank Investment and the other transactions contemplated by this Agreement.

(c) Each of the Parties shall, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in satisfying the Regulatory Conditions and responding to any inquiry from a Governmental Authority, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable and permitted by applicable Law, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the other on, all the information relating to the other and its Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the SoftBank Investment and the other transactions contemplated by this Agreement; provided, that any such information may be redacted (i) to omit competitively sensitive business information and personal identifying information as defined in 31 C.F.R. § 800.402(c)(6)(vi)(B), (ii) to remove references concerning the valuation of the applicable Party and (iii) as necessary to address reasonable attorney-client or other privilege concerns (provided that the redacting Party shall use its commercially reasonable efforts to enter into a mutually acceptable joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney-client or other privilege). The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 5.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials. To the extent reasonably practicable, neither Company nor Purchaser shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(d) In furtherance and not in limitation of Section 5.5(a), but subject to Section 5.5(i), each Party agrees to use reasonable best efforts to make appropriate filings under any applicable Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as practicable, and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested by any Governmental Authority pursuant to any applicable Antitrust Law, and to take all other actions necessary to cause the expiration or termination of any applicable waiting periods and to obtain any other required consents, clearances, registrations, approvals, and authorizations as soon as practicable.

(e) To the extent any of the following have not been completed prior to the date of this Agreement, as soon as practicable after the date of this Agreement, the Parties shall prepare and file a draft joint voluntary notice to CFIUS pursuant to Section 721 and will promptly provide CFIUS with any additional or supplemental information requested by CFIUS during such pre-filing consultation period, at the end of which the Parties will prepare and file with CFIUS a final joint voluntary notice pursuant to Section 721. Each of the Parties shall use its reasonable best efforts to respond promptly to any inquiries received from CFIUS for additional information or documentation and to respond promptly to all inquiries and requests from CFIUS in connection with such voluntary notice. Each of the Parties shall, in cooperation with each other, use its reasonable best efforts to overcome any objections which may be raised by CFIUS. Notwithstanding anything to the contrary herein, with respect to actions necessary to obtain CFIUS Clearance, Purchaser shall lead all communications, positions and strategies relating to the obtaining of CFIUS Clearance necessary in connection with the consummation of the Merger, the SoftBank Investment and the other transactions contemplated by this Agreement and the making of all necessary or advisable submission and the taking of all reasonable steps as may be necessary or advisable to obtain CFIUS Clearance; provided, however, that Purchaser shall (i) consult with Company with respect to all filings and communication with CFIUS, including any proposal or offer to mitigate a national security concern, (ii) use its reasonable best efforts to involve Company in all communications with CFIUS, and (iii) keep Company timely and reasonably informed of inquiries from CFIUS.

(f) To the extent any of the following have not been completed prior to the date of this Agreement, as soon as practicable after the date of this Agreement, Company and Purchaser will submit to DSS and, to the extent applicable, any other Governmental Authority, notification of the transactions contemplated by this Agreement and the Combination Agreement pursuant to the NISPOM and any other applicable national security or industrial security regulations, and, if necessary, submit and request approval of measures to mitigate FOCI arising as a result of the SoftBank Investment. Purchaser and Company shall cooperate with respect to, if necessary, proposing, committing to or implementing appropriate arrangements with DSS and other relevant Governmental Authorities permitting the SoftBank Investment. Notwithstanding anything to the contrary herein, with respect to actions necessary to obtain DSS Approval, Company shall comply with the NISPOM and any commitments made by Company to DSS, and shall cooperate with Purchaser in good faith to make a proposal to DSS, as reasonably deemed optimal by Company in consultation with Purchaser, consistent with seeking approval from DSS. In addition, Company shall lead all communications, positions and strategies relating to the obtaining of DSS Approval necessary in connection with the consummation of the SoftBank Investment, the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable submission and the taking of all reasonable steps as may be necessary or advisable to obtain DSS Approval; provided, however, that Company shall (i) keep Purchaser timely and reasonably informed of communications with DSS and consult with Purchaser with respect to all filings and communications with DSS, (ii) use its reasonable best efforts to involve Purchaser in all communications with DSS, and (iii) consult with Purchaser with respect to plans to mitigate FOCI consistent with the requirements of the NISPOM.

(g) In furtherance and not in limitation of Section 5.5(a), to the extent any of the following have not been completed prior to the date of this Agreement, as soon as possible after the execution of this Agreement, the Parties shall prepare and file with DDTC a notice as required under the ITAR, 22 CFR § 122.4(b). Each of the Parties shall use reasonable best efforts to respond promptly to any inquiries received from DDTC for additional information or documentation and to respond promptly to all inquiries and requests from DDTC in connection with such notice.

(h) To the extent any of the following have not been completed prior to the date of this Agreement, as soon as practicable after the date of this Agreement, the Parties shall prepare and file all applications and documents necessary for any required FCC approvals and will promptly provide the FCC with any additional or supplemental information requested by the FCC while such applications are pending. Each of the Parties shall use its reasonable best efforts to respond promptly to any inquiries received from the FCC for additional information or documentation and to respond promptly to all inquiries. Each of the Parties shall, in cooperation with each other, use its reasonable best efforts to overcome any objections which may be raised by the FCC.

(i) Notwithstanding the foregoing, nothing contained in this Agreement shall be construed to require (i) either Party to agree or commit to any restrictions that would limit such Party’s freedom of action with respect to, or its ability to retain or hold, any of its businesses, assets, equity interests or properties, in each case, if such agreement or commitment is not conditioned on the Closing or (ii) either Party to complete or effect any sale, divestiture, license, hold separate or other disposition prior to the Closing. Further, notwithstanding the foregoing, nothing contained in this Agreement shall be construed to require (A) Company or its Affiliates to undertake any efforts or to take any action if the taking of such efforts or action is or would reasonably be expected to result, individually or in the aggregate, in a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Company and the Company Subsidiaries, taken as a whole, or (B) Purchaser or its Affiliates to undertake any efforts or to take any action if the taking of such efforts or action is or would reasonably be expected to (x) result, individually or in the aggregate, in a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Company and the Company Subsidiaries, taken as a whole, (y) result, individually or in the aggregate, in a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Target and the Subsidiaries of Target, taken as a whole, or (z) result, individually or in the aggregate, in a material adverse effect on the aggregate value of the Purchased Shares immediately following the Effective Time of the Merger; provided that nothing herein shall be deemed to limit any obligations of Target or its Affiliates pursuant to the Combination Agreement (each of such actions in clauses (A) and (B), a “Burdensome Condition”), and neither Company nor Purchaser, nor any of the Company Subsidiaries or the Subsidiaries of Purchaser, shall take any action that has the effect of, or agree with any Governmental Authority to, any Burdensome Condition without the prior written consent of the other Party. The Parties acknowledge and agree that, for the avoidance of doubt, any compliance with the existing FOCI mitigation measures applicable to Intelsat General Corporation shall not be deemed to be a Burdensome Condition hereunder.

Section 5.6 Notification of Certain Matters; Transaction Litigation.

(a) Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Company, of any notice or other communication received by such Party from any Person alleging that the consent of such Person is or may be required in connection with the SoftBank Investment and the other transactions contemplated by this Agreement.

(b) Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Company, if any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate or it fails to comply with or satisfy any covenant or agreement such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date; provided that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Company, if, to the Knowledge of such Party, the occurrence of any state of facts, change, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by Company, Purchaser or their respective Representatives to provide such prompt notice under this Section 5.6(b) shall not constitute a breach of covenant for purposes of Section 6.2(b) or Section 6.3(b).

(c) Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Company, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any Company Subsidiary or any Company Subsidiary of Purchaser, respectively, that relates to this Agreement or the SoftBank Investment or the other transactions contemplated by this Agreement. Each Party and its Representatives shall give the other Party the opportunity to reasonably participate in the defense and settlement of any litigation against such Party and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.7 Listing. As promptly as reasonably practicable following the date of this Agreement, Company and its Representatives shall prepare, and as promptly as reasonably practicable following the date on which the Company Shareholder Approval shall have been obtained, cause to be filed with the NYSE an application for listing on the NYSE of the Purchased Common Shares and the Common Shares deliverable upon conversion of the Purchased Preferred Shares (the “Listing”). Company shall use its reasonable best efforts to have the Listing approved by the NYSE as promptly as reasonably practicable after such filing Purchaser shall furnish all information concerning itself and provide such other assistance as may be reasonably requested by Company in connection with the preparation and filing of such application for listing of additional shares. Prior to filing the listing application (or any amendment or supplement thereto) or responding to any comments of the NYSE with respect thereto, each of Company and Purchaser shall cooperate and provide the other reasonable opportunity to review and comment on such document or response.

Section 5.8 Reservation of Common Shares. For as long as any Series B Preferred Shares remain outstanding, assuming the Company Shareholder Approval, Company shall at all times, to the extent necessary, reserve and keep available, with preemptive rights with respect thereto suppressed, out of its authorized but unissued Common Shares or Common Shares held in the treasury of Company or by its Company Subsidiaries or on its or their behalf, for the purpose of effecting the conversion of the Series B Preferred Shares if and when converted pursuant to the terms thereof, the full number of Common Shares then deliverable upon the conversion of all Series B Preferred Shares then outstanding. All Common Shares delivered upon conversion of the Series B Preferred Shares shall be validly converted or, in the case of treasury shares, validly issued shares or shares held in the treasury of Company or by its Company Subsidiaries or on its or their behalf, shall have been duly authorized, validly converted or, in the case of treasury shares, validly issued and fully paid, with any preemptive rights with respect thereto suppressed, and will be free of any Liens (including rights of first offer) or restrictions on transfer other than any restrictions under applicable securities Laws, the Organizational Documents of Company, the Registration Rights Agreement or this Agreement.

Section 5.9 Combination Agreement.

(a) Company covenants and agrees not to amend, waive or modify, or request any waiver from Target with respect to, any provision of the Combination Agreement, without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed.

(b) Target covenants and agrees not to amend, waive or modify, or request any waiver from Company with respect to, any provision of the Combination Agreement, without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed.

Section 5.10 Use of Proceeds. Company shall use the proceeds of the Aggregate Subscription Price to fund the Exchange Offers and to pay fees and expenses in connection with the Exchange Offers and the Transactions.

Section 5.11 Deed of Acknowledgement. Company shall adopt the Luxembourg Share Deed of Acknowledgement with the applicable notary on the date of Closing.

Section 5.12 Target Funding. Purchaser shall comply with the Company Share Purchase Agreement and consummate the Second Funding and the Additional Funding (each as defined in the Company Share Purchase Agreement) contemplated by the Company Share Purchase Agreement when required pursuant thereto. Purchaser shall not modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any provision of the Company Share Purchase Agreement without the prior written consent of Company (such consent, in the case of any non-economic matters, not to be unreasonably withheld, conditioned or delayed) (provided that, notwithstanding the foregoing, Purchaser shall be entitled to waive any condition to funding pursuant to the Company Share Purchase Agreement).

Section 5.13 Exchange Offer. Each of Purchaser and Company shall use its reasonable best efforts to consummate the Exchange Offers in a manner that satisfies the Exchange Offer Condition as soon as practicable following the date of this Agreement, and Purchaser shall not prevent Target from complying with its obligations under the Combination Agreement with respect to the Exchange Offers. Without limiting the generality of the foregoing, Purchaser shall, and shall cause its Subsidiaries and its and their respective officers and employees to, provide, and shall use reasonable best efforts to cause its Representatives (including legal and accounting advisors) to provide, in connection with the Exchange Offers, all reasonable cooperation requested by Company, including provision to the Company of information regarding Purchaser reasonably requested by Company. Company shall direct and control all communications and discussions regarding the Exchange Offers, including those with holders of Intelsat Notes, which shall be consistent with satisfying the Exchange Offer Condition. Purchaser shall not, and shall cause the its Subsidiaries and its and their respective Representatives not to, make any communications or have any discussions relating to the Transactions, the Exchange Offers or Company with the holders of Intelsat Notes without the prior written consent of Company; provided that (A) no written communications to be publicly disseminated or delivered to holders of Intelsat Notes generally by Company or any Company Subsidiary (the “Written Noteholder Communications”), including any other Exchange Offer Document, shall be so publicly disseminated or delivered without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, (B) Company shall keep Purchaser reasonably apprised as to meetings and discussions with holders of Intelsat Notes, and a representative of PJT Partners LP shall, to the extent reasonably practicable, be permitted to observe or listen to any such discussions without actively participating (except as set forth on the following clause (C)), and (C) partners and employees of PJT Partners LP reasonably agreed to by Company shall be permitted to communicate Purchaser’s objectives at such meetings or discussions (for the avoidance of doubt, only such meetings and discussions where Company or its Representatives are also present), provided that such communications shall be consistent with satisfying the Exchange Offer Condition.

Section 5.14 RRA Termination. Purchaser covenants and agrees that, at or prior to the Merger Closing, it shall execute and deliver its counterpart to an agreement pursuant to which Purchaser will agree to terminate the Company Registration Rights Agreement in connection with, and effective as of, the Closing.

Section 5.15 Purchaser Ownership of Target. Other than consummating the Second Funding and Additional Funding (as such terms are defined in the Company Share Purchase Agreement) pursuant to the Company Share Purchase Agreement or as set forth on Schedule 5.15, Purchaser shall not acquire any shares or other securities of Target.

Section 5.16 Certain Obligations.

(a) Subject to Section 5.16(b), during the Interim Period, neither Purchaser nor any of its Affiliates shall, directly or indirectly, and Purchaser shall instruct their respective officers, directors, employees, Affiliates and other Representatives not to, (i) solicit or induce the making, submission or announcement by any Satellite Operator of any Alternative Transaction Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these exclusivity provisions) or negotiations with any Satellite Operator that has made or could reasonably be expected to make an Alternative Transaction Proposal regarding, or deliver or make available to any such Satellite Operator any information with respect to any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Transaction Proposal, (iii) agree to, accept, approve, endorse or recommend any Alternative Transaction Proposal, (iv) enter into any letter of intent or any other contract constituting or contemplating any Alternative Transaction Proposal, or (v) grant any waiver or release under any confidentiality agreement, standstill agreement or similar agreement or arrangement that would facilitate any Alternative Transaction Proposal. In addition, subject to Section 5.16(b), Purchaser agrees that, during the Interim Period, it shall immediately cease and cause to be terminated any of Purchaser’s existing discussions or negotiations regarding, or that would reasonably be expected to lead to, any Alternative Transaction Proposal with any Satellite Operator (other than Company) that has heretofore conducted discussions or negotiations with respect to any Alternative Transaction Proposal. For purposes hereof, (x) the term “Alternative Transaction Proposal” means any offer, proposal or indication of interest with respect to any transaction that would be an alternative for Purchaser to the transactions contemplated by this Agreement or the Combination Agreement (it being understood that any offer, proposal or indication of interest with respect to a transaction that would be complementary to the combined business of the Company following the Merger Closing shall not be an Alternative Transaction Proposal) and (y) “Satellite Operator” means a Person involved in the satellite operation industry.

(b) Notwithstanding anything to the contrary in this Agreement, (i) in no event shall Purchaser or any of its Affiliates be restricted by Section 5.16(a) in any way from participating in, maintaining, negotiating or continuing any communications regarding, or entering into any letter of intent or any other contract with any third party relating to any Alternative Transaction Proposal so long as such communications or contracts do not result in any regulatory delay with respect to the transactions contemplated by this Agreement and the Combination Agreement or otherwise interfere with Purchaser’s or Target’s performance of its obligations under this Agreement and the Combination Agreement in accordance with the terms hereof and thereof, and (ii) the provisions of Section 5.16(a) shall automatically terminate with respect to, and cease to be applicable in any way to, Purchaser and all Affiliates of Purchaser, if, at any time from and after the date that is seventy (70) days after the date of this Agreement, Purchaser submits a written request to Company requesting such termination and stating Purchaser’s reasonable determination that this Agreement is likely to become terminable by Purchaser pursuant to Section 7.1(e) hereof and Company so consents to such termination of Section 5.16(a) (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.17 Information Rights. Company shall deliver to Purchaser (or its applicable Affiliate that holds the majority of the Purchased Shares following the Closing) the following information: (a) commencing with the fiscal year ending December 31, 2017, as soon as reasonably practicable, but in any event within ninety (90) days after the end of each fiscal year of Company, (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of shareholders’ equity as of the end of such year, all such financial statements prepared in accordance with: (1) international financial reporting standards (“IFRS”), or (2) GAAP, with reasonably detailed reconciliations to the extent necessary to enable Purchaser or its applicable Affiliate to prepare financial statements that comply with IFRS, and, in each case ((1) and (2)), audited and certified by independent public accountants of Execution—20—7730922v13 internationally recognized standing selected by Company and reasonably satisfactory to board of directors of Company; (b) commencing with the fiscal quarter in which the Closing occurs, as soon as reasonably practicable, but in any event within forty-five (45) days after the end of each quarter of each fiscal year of Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of shareholders’ equity as of the end of such fiscal quarter, all prepared in accordance with IFRS or prepared in accordance with GAAP but accompanied by reasonably detailed reconciliations to the extent necessary to enable Purchaser or its applicable Affiliate to prepare financial statements that comply with IFRS (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP or IFRS); and (c) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as Purchaser or its applicable Affiliate may from time to time reasonably request in order to comply with Purchaser’s or its applicable Affiliate’s consolidation accounting requirements, including information with respect to the valuation of Company’s (and the Company Subsidiaries’) assets and liabilities as of the date of Closing. In addition, in the event that for any period, Company has any subsidiary whose accounts are consolidated with those of Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of Company and all such consolidated subsidiaries.

ARTICLE 6.

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligations. The respective obligations of the Parties to this Agreement to consummate the SoftBank Investment are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Closing of the following conditions:

(a) Consummation of the Merger. Each of the conditions to the obligations of the parties to the Combination Agreement to consummate the Merger that are set forth in Article 8 of the Combination Agreement shall have been satisfied or waived by the party or parties entitled to the benefit thereto (other than any condition that the SoftBank Investment, the Second Funding or the Additional Funding has been consummated and those conditions that by their nature are to be satisfied at the Merger Closing), such that the Merger Closing shall be being consummated substantially concurrently with the Closing.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger, the SoftBank Investment or the Exchange Offers (or the conversion of the securities issued pursuant thereto in connection with the Closing as contemplated by the terms of such securities) shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority, in each case, after the date of this Agreement that, in any case, makes illegal the consummation of the Merger, the SoftBank Investment or the Exchange Offers (or the conversion of the securities issued pursuant thereto in connection with the Closing as contemplated by the terms of such securities) or otherwise restrains, enjoins or prohibits the consummation of the Merger, the SoftBank Investment or the Exchange Offers (or the conversion of the securities issued pursuant thereto in connection with the Closing as contemplated by the terms of such securities).

(c) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(d) CFIUS. The CFIUS Clearance shall have been obtained.

(e) DSS. The DSS Approval shall have been obtained.

(f) DDTC. A period of sixty-one (61) days shall have elapsed following written notice to the DDTC under the ITAR, 22 CFR § 122.4(b), with respect to the Merger, without DDTC stating that it intends action or inaction that would result in a lapse of or non-continuance of any DDTC registration required by Company as the surviving entity.

(g) Other Governmental Approvals.

(i) Any waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act or the Antitrust Laws of the United States, Mexico or Germany shall have expired or shall have been terminated.

(ii) Any pre-closing approvals or clearances applicable to the transactions contemplated by this Agreement reasonably required under the Antitrust Laws of the United States, Mexico or Germany shall have been obtained.

(iii) Any pre-closing filings, notifications or consents applicable to the transactions contemplated by this Agreement reasonably required from (x) FCC, (y) Team Telecom, and (z) to the extent that the Parties mutually reasonably determine that any additional clearances, notices or approvals are required under the Foreign Communication Laws of any non-United States jurisdiction, the applicable Governmental Authorities in such jurisdictions, shall have been delivered or obtained, as applicable, and shall be in full force and effect.

(h) NYSE. The Purchased Common Shares shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.2 Conditions to Obligations of Company. The obligations of Company to consummate the SoftBank Investment are subject to the satisfaction or (to the extent permitted by Law) waiver by Company at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. All representations and warranties of Purchaser set forth in Article 4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, except in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date.

(b) Performance of Covenants and Obligations of Purchaser. Purchaser shall have performed in all material respects all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing.

(c) Delivery of Certificate. Purchaser shall have delivered to Company a certificate, dated as of the Closing Date, and signed by an authorized officer on behalf of Purchaser, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the SoftBank Investment are subject to the satisfaction or (to the extent permitted by Law) waiver by Purchaser at or prior to the Closing, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 3.1(a) (Organization and Qualification; Subsidiaries), Section 3.3 (Capital Structure) (except Section 3.3(c) and Section 3.3(h)), Section 3.4 (Authority), Section 3.22 (Approval Required) and Section 3.23 (Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, (ii) the representations and warranties set forth in Section 3.3(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, and (iii) each of the other representations and warranties of Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct, without giving effect to any materiality or, except with respect to Section 3.8, “Material Adverse Effect,” qualifications set forth therein, does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Performance of Covenants and Obligations of Company. Company shall have performed in all material respects all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing.

(c) Material Adverse Change. On the Closing Date, there shall not exist any event, change or occurrence arising after the date of this Agreement that, individually or in the aggregate, constitutes, or would reasonably be expected to have, a Material Adverse Effect.

(d) Delivery of Certificate. Company shall have delivered to Purchaser a certificate, dated as of the Closing Date and signed by an authorized officer on behalf of Company certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

(e) Legal Opinion. Purchaser shall have received a signed legal opinion, dated as of the Closing Date, of Elvinger Hoss Prussen, counsel to Company, subject to customary assumptions, qualifications and limitations, covering the matters set forth on Exhibit A hereto.

(f) Governance Agreement. The Absorbing Company Governance Agreement (other than Section 1.03(c) thereof) shall have been terminated in connection with, and effective as of, the Closing.

ARTICLE 7.

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of each of Company and Purchaser;

(b) by either Company or Purchaser:

(i) upon the termination of the Combination Agreement in accordance with its terms;

(ii) if the SoftBank Investment shall not have been consummated on or before 5:00 p.m. Eastern Time on February 28, 2018 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party if the failure of the SoftBank Investment to be consummated by the Outside Date was primarily due to the failure of such Party to comply with any provision of this Agreement; or

(iii) if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the SoftBank Investment, and such Order shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party to comply with any provision of this Agreement.

(c) by Company, if Purchaser shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate,

(A) if continuing at the Closing would result in the failure of any of the conditions set forth in Section 6.2(a) or 6.2(b) (a “Purchaser Terminating Breach”), and (B) cannot be cured by the Outside Date or if curable prior to the Outside Date shall not have been cured or expressly waived within sixty (60) calendar days after the receipt of written notice of such breach, violation or failure to perform from Company; provided that Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if a Company Terminating Breach shall have occurred and be continuing at the time Company delivers notice of its election to terminate this Agreement pursuant to this Section 7.1(c);

(d) by Purchaser, if Company shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, (A) if continuing at the Closing would result in the failure of any of the conditions set forth in Section 6.3(a) or 6.3(b) (a “Company Terminating Breach”), and (B) cannot be cured by the Outside Date or if curable prior to the Outside Date shall not have been cured or expressly waived within sixty (60) calendar days after the receipt of written notice of such breach, violation or failure to perform from Purchaser; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if a Purchaser Terminating Breach shall have occurred and be continuing at the time Purchaser delivers notice of its election to terminate this Agreement pursuant to this Section 7.1(d); or

(e) by either Company or Purchaser, if the requisite tenders from holders of the applicable series of Intelsat Notes (which tenders have not been withdrawn prior to the applicable withdrawal deadline in the Exchange Offers) in order to satisfy the Exchange Offer Condition shall not have been obtained by 5:00 p.m. Eastern Time on May 29, 2017 (the “Early Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to any Party if the failure to receive such tenders by the Early Outside Date was primarily due to the failure of such Party to comply in all material respects with any provision of this Agreement related to the Exchange Offers.

Section 7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Company or Purchaser, except that the Confidentiality Agreement and the provisions of Section 5.3 (Confidentiality), this Section 7.2, Section 7.3 (Expenses), Section 7.4 (Amendment), and Article 9 (General Provisions) and the definitions of all defined terms appearing in such sections, shall survive the termination hereof; provided that no such termination shall relieve any Party from any liability or damages resulting from any fraud in connection with this Agreement or any willful and material breach of any of its covenants or agreements set forth in this Agreement prior to such termination of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 7.3 Expenses. All fees and Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that all fees and Expenses (other than fees (other than reasonable, documented, out-of-pocket expenses) payable to counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) to the extent incurred in connection with the Exchange Offers and the regulatory filings and approvals contemplated by Section 5.5 shall be borne 50% by Company and 50% by Target.

Section 7.4 Amendment. This Agreement may not be amended except by an instrument in writing signed by each of Company and Purchaser, except that Section 5.9(b) of this Agreement may not be amended except by an instrument in writing signed by each of Company, Purchaser and Target.

ARTICLE 8.

RESERVED

ARTICLE 9.

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Closing. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 9.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Closing.

Section 9.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given on the date of actual delivery if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or email of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a) if to Company to:

Intelsat S.A.

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

Attn: Michelle Bryan, General Counsel

Email: michelle.bryan@intelsat.com

Phone: 703-559-7118

Fax: 703-559-8539

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn: Steven A. Cohen

  Victor Goldfeld

Email: sacohen@wlrk.com

            vgoldfeld@wlrk.com

Fax: 212-403-2000

(b) if to Purchaser to:

SoftBank Group Corp.

Tokyo Shiodome Bldg.

1-9-1 Higashi-shimbashi

Minato-ku, Tokyo 105-7303

Japan

Attn: Alex Clavel

  Suzaki Masato

Fax: +81 3 6215 5001

Email: alex@softbank.com

           msuzaki@g.softbank.co.jp

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

Attn: Robert S. Townsend

Fax: (415) 276-7080

Email: RTownsend@mofo.com

(c) if to Target to:

WorldVu Satellites Limited

1400 Key Blvd

Arlington, Virginia 22209

Attn: Ross Vincenti, Esq., General Counsel

Fax: +44 (0)1534 769770

with a copy (which shall not constitute notice) to:

Choate, Hall & Stewart LLP

Two International Place

Boston, Massachusetts 02110

Attn: Robert V. Jahrling, Esq.

Fax: (617) 248-4000

Section 9.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Party. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document form” (“pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Schedules, the Exhibits and the Company Disclosure Letter), the Combination Agreement, the Company Shareholders Voting Agreements, the Absorbing Company Shareholders Voting Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than Purchaser and Company and, with respect to Section 5.9(b), Section 7.4 and Article 9, Target, and their respective successors and permitted assigns. The representations and warranties in this Agreement are the product of negotiations among Purchaser and Company and are for the sole benefit of Purchaser and Company. Any inaccuracies in such representations and warranties are subject to waiver by Purchaser or Company in accordance with Section 9.6 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among Purchaser and Company of risks associated with particular matters regardless of the knowledge of Purchaser or Company. Accordingly, persons other than Purchaser and Company may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.6 Extension; Waiver. The Parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 9.7 Governing Law. This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, administration, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to its conflicts of laws principles (whether the State of New York or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of New York); provided, however, that the SoftBank Investment and matters related thereto shall, to the extent required by the Laws of Luxembourg, be governed by, and construed in accordance with, the Laws of Luxembourg.

Section 9.8 Consent to Jurisdiction. Each Party irrevocably agrees (a) to submit itself to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or in the event that diversity jurisdiction is not available, to any state court located within New York City, for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, (b) that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement in any court other than the courts set forth in Section 9.8(a), and (d) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each Party agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, any contention that any such judgment may not be recognized and/or enforced in whole or in part. Each Party agrees that service of process upon such Party in any such Action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement shall be effective if such process is given as notice in accordance with Section 9.2.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by either Party without the prior written consent of the other Party and any attempt to make any such assignment without such consent shall be null and void; provided, however, that automatically and without any action on the part of any Party hereto, upon completion of the Company Redomiciliation by Share Exchange, this Agreement, and the rights, interests and obligations of the Jersey Company hereunder, shall be assigned in whole to the Luxembourg Company; provided, further, the Jersey Company shall remain responsible for the obligations of Target notwithstanding any such assignment. Notwithstanding the foregoing, Purchaser shall be permitted to assign (i) any of its rights under this Agreement to a Controlled Affiliate of Purchaser (including any fund or collective investment vehicle for which Purchaser or its Controlled Affiliate serves as the general partner or managing member) (any such assignees in this clause (i), collectively the “Affiliate Assignees”) and (ii) its rights to subscribe for and purchase Common Shares to one or more of the shareholders of Target, other than to any Person that is a direct (or likely future direct) competitor of Company or Target in the satellite industry or any Affiliate thereof (any such assignees in this clause (ii), collectively, the “Non-Affiliate Assignees”); provided, that (a) the Assignee Subscription Price shall not exceed US$865,000,000.00, (b) no assignment shall be permitted hereunder if such assignment would, or would reasonably be expected to, delay or increase the risk of obtaining any necessary or advisable actions or non-actions, waivers, consents or approvals from Governmental Authorities (including to satisfy the Regulatory Conditions) in connection with the transactions contemplated by this Agreement or the Combination Agreement, (c) any such assignee of Purchaser shall execute an agreement for the benefit of Company in form and substance reasonably satisfactory to Company, pursuant to which such proposed assignee agrees to be bound by the terms and conditions of this Agreement and (d) no assignment hereunder shall relieve Purchaser of any of its obligations hereunder, and Purchaser shall stand behind the assignee’s representations and covenants. For the avoidance of doubt, Purchaser shall be obligated to pay the Aggregate Subscription Price in full at Closing notwithstanding any assignment hereunder (provided that Purchaser shall not be required to pay any portion of the Aggregate Subscription Price that is paid by the applicable Affiliate Assignee or Non-Affiliate Assignee to Company at the Closing). Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.10 Remedies. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement (including the obligation to consummate the Closing), without bonds or other security being required, in addition to any other remedy to which such Party is entitled at Law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any requirement of proof of damages or posting of a bond or other security in connection with any such relief is hereby waived.

Section 9.11 Waiver of Jury Trial. EACH PARTY IRREVOCABLY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

INTELSAT S.A.

By:	/s/ Stephen Spengler
Name: Stephen Spengler Title: Chief Executive Officer

SOFTBANK GROUP CORP.

By:	/s/ Masayoshi Son
Name: Masayoshi Son Title: Chairman & CEO

Solely for purposes of Section 5.9(b), Section 7.4 and Article IX WORLDVU SATELLITES LIMITED

By:	/s/ Greg Wyler
Name: Greg Wyler Title: Executive Chairman

[Signature Page to the Share Purchase Agreement]